zendesk






2020 PROXY STATEMENT



Zendesk, Inc.
1019 Market Street
San Francisco, CA 94103

April 6, 2020

Dear Zendesk Stockholder:

I am pleased to invite you to attend the 2020 Annual Meeting of Stockholders (the "Annual Meeting") of Zendesk, Inc. ("Zendesk") which will be held virtually on May 19, 2020 at 2:00 p.m. Pacific Time.

We prepare for our Annual Meeting during an unprecedented time. As our customers face uncertainty and added stress on their businesses, we are responding at Zendesk by being as helpful as possible—whether that is offering extra support or providing fast access to the products and features customers need.

As always, we are focused on supporting our employees, customers, and community. We have implemented business continuity plans that ensure we take care of the health and safety of our employees while continuing to drive innovation in customer experience solutions for our customers. Our customer service and sales solutions are built to enable transparent and empowering customer experiences, and we are well positioned to provide those solutions to our customers during this time.

Below and in our letter to stockholders filed on February 6, 2020, we lay out major developments in our product and platform solutions over 2019 and our approach for delivering continued growth and value for our stockholders. We are excited about continuing to build our leadership in customer relationship management innovation and are confident about our continued reach to and impact on organizations of all sizes.

You can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/ZEN2020, where you will be able to listen to the Annual Meeting live, submit questions, and vote online. Details regarding the Annual Meeting, including how to attend the Annual Meeting online and the business to be conducted at the Annual Meeting, are more fully described in the accompanying Notice of 2020 Annual Meeting of Stockholders and Proxy Statement.

Thank you for your ongoing support of and continued interest in Zendesk. We look forward to your attendance at our Annual Meeting.

Sincerely,

Mikkel Svane
Chair of the Board of Directors and Chief Executive Officer

YOUR VOTE IS IMPORTANT

On or about April 6, 2020, we expect to mail our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our 2020 Annual Meeting of Stockholders and our 2019 Annual Report to Stockholders. The Notice provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. Whether or not you plan to attend the meeting, please ensure that your shares are voted at the Annual Meeting by signing and returning a proxy card or by using our Internet or telephonic voting system.

NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS

In this Proxy Statement, the terms "Zendesk," "the Company," "we," "us," and "our" refer to Zendesk, Inc. and its subsidiaries. Notice is hereby given that Zendesk will hold its 2020 Annual Meeting of Stockholders (the "Annual Meeting") virtually on May 19, 2020 at 2:00 p.m. Pacific Time for the following purposes:

01
To elect two Class III directors, Mr. Mikkel Svane and Mr. Michael Curtis to hold office until the 2023 annual meeting of stockholders or until their successors are duly elected and qualified, subject to their earlier resignation or removal;

02
To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020;

03
To conduct a non-binding advisory vote to approve the compensation of our Named Executive Officers; and


To transact any other business that properly comes before the Annual Meeting (including adjournments, continuations, and postponements thereof).

In light of public health and travel concerns arising from the coronavirus (COVID-19) outbreak, we believe hosting a virtual meeting helps ensure the health and safety of our stockholders, Board, and management. Additionally, our virtual meeting is generally designed to enable participation of and access by more of our stockholders while decreasing the cost of conducting the meeting. Stockholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

Only stockholders of record at the close of business on March 23, 2020 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting as set forth in the Proxy Statement. You are entitled to attend the Annual Meeting only if you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. In order to ensure your representation at the Annual Meeting, whether or not you plan to attend the Annual Meeting virtually, please vote your shares as promptly as possible. Your participation will help to ensure the presence of a quorum at the Annual Meeting and save Zendesk the extra expense associated with additional solicitation. If you hold your shares through a broker, your broker is not permitted to vote on your behalf in the election of directors unless you provide specific instructions to your broker by completing and returning any voting instruction form that your broker provides (or following any instructions that allow you to vote your broker-held shares via telephone or the Internet). For your vote to be counted, you will need to communicate your voting decision before the date of the Annual Meeting. Voting your shares in advance will not prevent you from attending the Annual Meeting virtually, revoking your earlier submitted proxy, or voting your stock at the virtual meeting.

If you have any questions regarding this information or the proxy materials, please contact our investor relations department at ir@zendesk.com.

By Order of the Board of Directors,



Mikkel Svane
Chair of the Board of Directors and Chief Executive Officer

San Francisco, California
April 6, 2020

ZENDESK AT A GLANCE

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

About Zendesk

Zendesk is a service-first customer relationship management ("CRM") company, built to give organizations of all sizes, in every industry, the ability to deliver a transparent, responsive, and empowering customer experience. With solutions designed to address an increasingly broad set of customer interactions, Zendesk allows organizations to deliver omnichannel customer service, customize and build apps across the customer journey, and extend beyond support into sales.

Zendesk's product and platform solutions are developed to support a shared services infrastructure and common customer data platform. Zendesk offers solutions that are used throughout the customer lifecycle by key customer-facing teams, including support, sales, customer success, and more. Our core solutions include:



zendesk **support suite**: support, guide, chat, talk, messaging

zendesk **sales suite**: sell, chat, reach, voice

Our product solutions include:

Zendesk Support, our flagship product solution, is an easy-to-use system for tracking, prioritizing, and solving customer support tickets across multiple channels, bringing customer information and interactions into one place.

Zendesk Guide is a knowledge base that powers both customer self-service and agent productivity with in-context article suggestions for content that is created and organized by each business.

Zendesk Chat is live chat software that provides a fast and responsive way to connect with customers in the moment, on websites, in applications, and on mobile devices.

Zendesk Talk is cloud-based call center software for more personal and productive phone and short message service support conversations and enables organizations to provide phone support from the same platform they use to manage all other support channels.

Zendesk Sell is a sales CRM product solution to enhance productivity, processes, and pipeline visibility for sales teams.

Zendesk Explore provides analytics for organizations to measure and improve the entire customer experience, with instant access to the customer analytics that matter—and the deeper understanding of customers and business that comes with it.

Zendesk Gather enables companies to provide trusted and transparent support to customers through online community forums.

Our platform solutions include:

Zendesk Sunshine, our open and flexible CRM platform solution, provides organizations with the ability to develop a more complete picture of their customer with flexible databases and the ability to model, store, and manage customer profiles, events, objects, and relationships.

Sunshine Conversations, Zendesk's messaging platform solution, helps organizations build immersive messaging experiences across channels, including many popular social messaging channels.

Performance highlights for 2019

In 2019, Zendesk delivered another year of high growth and scale while advancing our leadership in CRM innovation. Revenue for the year reached $816 million, up 36% year-over-year. Our growth was fueled by continued strong demand for our customer experience solutions. Around the world, organizations from global enterprises to new and fast-growing startups are using Zendesk's products and platform as strategic solutions to transform their businesses and better engage with and serve their customers.

REVENUE
(IN $ MILLIONS)



Growth in 2019 was driven substantially by our omnichannel solutions and enterprise expansion. As of the end of 2019, our omnichannel bundle, The Zendesk Suite, had more than 6,000 paid customer accounts and drove considerable revenue growth and higher average deal sizes. It also led to more strategic discussions with organizations about ways they can engage with their customers seamlessly across multiple channels and touchpoints. We continued our move upmarket towards enterprise organizations, as demonstrated by the increase in the percentage of our annual recurring revenue from customers with 100 or more Zendesk Support agents to 43% as of the end of the fourth quarter of 2019 versus 40% at the close of 2018.*

During the year, we expanded our product offerings and platform capabilities, furthering our leadership in CRM innovation. Some highlights include:

- advancing the features and capabilities of Zendesk Sunshine, our open and flexible CRM platform, enabling bigger digital transformations by expanding use cases with our customers;
- introducing a new messaging platform, Sunshine Conversations, that helps organizations build innovative messaging experiences to drive more conversational customer relationships;
- delivering integrated support for social messaging through our WhatsApp integration for Zendesk Support; and
- broadening the reach of our artificial intelligence capabilities by making Answer Bot available across all web and mobile channels.

GAAP OPERATING MARGIN



NON-GAAP OPERATING MARGIN



Non-GAAP results exclude the following (in millions)	2014 ($)	2015 ($)	2016 ($)	2017 ($)	2018 ($)	2019 ($)
Share-based compensation	32.1	52.6	73.4	84.6	119.5	156.7
Employer tax related to employee stock transactions	0.6	1.5	3.9	4.8	8.9	9.6
Amortization of purchased intangibles	1.5	2.2	3.8	3.7	4.8	10.4
Acquisition-related expenses	0.6	1.0	0.0	2.2	6.8	11.2
Amortization of share-based compensation capitalized in internal-use software	0.4	1.1	1.8	1.8	1.5	1.7

*   For more information regarding our paid customer accounts and the percentage of annual recurring revenue from customers with 100 or more Zendesk Support agents, please see our Annual Report on Form 10-K for the year ended December 31, 2019 and our letter to stockholders filed on February 6, 2020. As used herein, "GAAP" refers to United States Generally Accepted Accounting Principles.

TABLE OF CONTENTS

CORPORATE GOVERNANCE

Board snapshot

INDEPENDENCE	TENURE	AGE	GENDER DIVERSITY
Independent – ●●●●●●●	0–3 years – ●●●●	41–55 years – ●●●	Female – ●●●
Non-Independent – ●	4–10 years – ●●●	56–60 years – ●●●●	Male – ●●●●●
	>10 years – ●	>60 years – ●	

Governance best practices

We are committed to developing, maintaining, and improving policies and practices that promote good governance across our Company. Some key highlights of our governance practices below:



- ✔ **Director independence**—Independent directors must constitute at least a majority of our Board of Directors (our "Board")
- ✔ **Monitoring board effectiveness**—Our Board must conduct an annual self-evaluation of itself and its committees
- ✔ **Board access to independent advisors**—Our Board as a whole, and each of its committees separately, has authority to retain independent experts, advisors, or professionals as each deems necessary or appropriate
- ✔ **Majority voting**—Our Board maintains policies on director resignations to facilitate our majority vote standard
- ✔ **Board committees**—All members of the audit, compensation, and nominating and corporate governance committees are independent in accordance with applicable NYSE criteria
- ✔ **Director commitment**—Continued monitoring of director service on other public company boards; no Board member currently serves on more than two other public company boards

- ✔ Ongoing verification of the independence of the members of our Board and committees
- ✔ Periodically review and make necessary changes to the charters for our audit, compensation, and nominating and corporate governance committees
- ✔ Have established disclosures control policies and procedures in accordance with the requirements of the Sarbanes-Oxley Act and the rules and regulations of the Securities Exchange Commission
- ✔ Have a procedure in place for receipt and treatment of anonymous and confidential complaints or concerns regarding audit or accounting matters
- ✔ Have a code of business conduct and ethics that applies to our officers, directors, and employees
- ✔ Deep benchmarking of director compensation against peers and a middle-of-the-road approach
- ✔ Stock ownership guidelines in place for both executive officers and directors
- ✔ Regular review of auditor performance
- ✔ Effective Board and committee oversight of financial reporting, compensation philosophy, enterprise risk, and legal and financial compliance

Board of Directors

	Name and Principal Occupation	Age[1]	Director Since	Independent	Committee Membership		
					AC	CC	NCG
DIRECTOR NOMINEES	**MIKKEL SVANE** Co-founder and Chief Executive Officer of Zendesk, Inc.	49	2007				
	MICHAEL CURTIS Former Vice President of Engineering of Airbnb, Inc.	41	2019	Yes		🟠	
CONTINUING DIRECTORS	**CARYN MAROONEY**[2] General Partner, Coatue Management LLC	52	2014	Yes		🟠	🟠
	MICHELLE WILSON Former Senior Vice President, General Counsel, and Secretary of Amazon.com, Inc.	57	2014	Yes	🟠		⚫
	HILARIE KOPLOW-McADAMS Venture Partner of New Enterprise Associates	56	2017	Yes		🟠	
	CARL BASS *Lead Independent Director* Former President and Chief Executive Officer of Autodesk, Inc.	62	2016	Yes		⚫	
	MICHAEL FRANDSEN Executive Director, Products at Workday, Inc.	58	2017	Yes	🟠		
	THOMAS SZKUTAK Former Senior Vice President and Chief Financial Officer of Amazon.com, Inc.	59	2019	Yes	⚫		🟠

AC - Audit Committee
CC - Compensation Committee
NCG - Nominating and Corporate Governance Committee

🟠 - Member   ⚫ - Chair

[1] As of March 23, 2020.

[2] Ms. Marooney intends to resign from her position as a Class I director, and from her positions as a member of the Company's nominating and corporate governance committee and the Company's compensation committee, effective upon the conclusion of the Annual Meeting.

Selection of directors

The below biographies of each of the nominees, continuing directors, and executive officers contain information regarding each such person's service as a director or executive officer, business experience, and, with respect to the nominees and continuing directors, director positions held currently or at any time during the last five years and the experiences, qualifications, attributes, or skills that caused our Board to determine that the person should serve as a director of the Company. In addition to the information presented below regarding each nominee's and continuing director's specific experience, qualifications, attributes, and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty, and adherence to high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our Company and our Board. Finally, we value our directors' experience in relevant areas of business management and on other boards of directors and board committees.

Our corporate governance guidelines also dictate that a majority of our Board be comprised of independent directors whom our Board has determined have no material relationship with the Company and who are otherwise "independent" directors under the published listing requirements of the New York Stock Exchange (the "NYSE").

Biographical information on director nominees

The following is information concerning director nominees for election for a three-year term ending at the 2023 annual meeting.



Age: 49

Director Since: August 2007

MIKKEL SVANE

Co-founder and Chief Executive Officer of Zendesk, Inc.

Experience:
- Co-founded Zendesk and has served as our Chief Executive Officer since August 2007.
- Appointed Chair of our Board in January 2014.
- Prior to founding Zendesk, founded and served as the Chief Executive Officer of Caput A/S, a software company, and served as a technology consultant.

Other Directorships:
- Served as a member of the board of directors of Stitch Fix, Inc., an online personal styling service, since October 2018.

Other Leadership Expertise and Service:
- Holds an A.P. in marketing management from Arhus Kobmandsskole.
- Mr. Svane was selected to serve on our Board because of his operational and historical expertise gained from serving as our Chief Executive Officer.
- As one of our founders and the longest serving member of our Board, we also value his deep understanding of our business as it has evolved over time.



Age: 41
Director Since: April 2019
Board Committees: Compensation

MICHAEL CURTIS

INDEPENDENT DIRECTOR
Former Vice President of Engineering of Airbnb, Inc.

Experience:
- Vice President of Engineering of Airbnb, Inc., an online marketplace and hospitality company, from February 2013 to March 2019.
- Director of Engineering of Facebook, Inc., a social networking service, from August 2011 to February 2013.

Other Leadership Expertise and Service:
- Mr. Curtis was selected to serve on our Board because of his prior experience as a product executive in the technology industry.

Biographical information on continuing directors

The following is information concerning directors continuing in office until the 2021 meeting.



Age: 57
Director Since: January 2014
Board Committees: Audit

Nominating and Corporate Governance

MICHELLE WILSON

INDEPENDENT DIRECTOR
Former Senior Vice President, General Counsel, and Secretary of Amazon.com, Inc.

Experience:
- Senior Vice President, General Counsel, and Secretary of Amazon.com, Inc, an Internet retail company, from July 2003 to September 2012.

Other Directorships:
- Served as a member of the board of directors of Okta, Inc., a software company, since August 2015.
- Served as a member of the board of directors of Pinterest, Inc., a software company, since May 2016.

Other Leadership Expertise and Service:
- Holds a B.A. in business administration from the University of Washington and a J.D. from the University of Chicago.
- Ms. Wilson was selected to serve on our Board because of her significant experience as an executive in the technology industry.



HILARIE KOPLOW-McADAMS

INDEPENDENT DIRECTOR
Venture Partner of New Enterprise Associates

Age: 56

Director Since: September 2017

Board Committees: Compensation

Experience:
- Venture Partner of New Enterprise Associates, a venture capital firm, since December 2017.
- President of New Relic, Inc., a digital intelligence company, from October 2015 until April 2017 and, prior to that, served as New Relic's Chief Revenue Officer from December 2013 to September 2015.

Other Directorships:
- Served as a member of the board of directors of Tableau Software, Inc., a software company, from December 2016 until it was acquired by Salesforce.com, Inc. in August 2019.
- Served as a member of the board of directors at Informatica Corporation, a software development company, from March 2014 to August 2015.

Other Leadership Expertise and Service:
- Holds B.A. in sociology from Mills College and an M.A. in public policy from the University of Chicago.
- Ms. Koplow-McAdams was selected to serve on our Board because of her extensive experience as an executive in sales, marketing, customer success, and business development for various companies in the technology industry.



CARYN MAROONEY[1]

INDEPENDENT DIRECTOR
General Partner, Coatue Management LLC

Age: 52

Director Since: January 2014

Board Committees: Compensation

Nominating and Corporate Governance

Experience:
- General Partner of Coatue Management, LLC, a global investment manager, since November 2019.
- Served in various roles at Facebook, Inc., a social networking service, from May 2011 to June 2019, including serving as the company's Vice President, Global Communications.

Other Directorships:
- Served as a member of the board of directors of Elastic N.V., an information technology and data analysis company, since April 2019.

Other Leadership Expertise and Service:
- Holds a B.S. in labor relations from Cornell University.
- Ms. Marooney was selected to serve on our Board because of her prior executive experience and her experience advising technology companies.

---

[1] Ms. Marooney intends to resign from her position as a Class I director, and from her positions as a member of the Company's nominating and corporate governance committee and the Company's compensation committee, effective upon the conclusion of the Annual Meeting.

The following is information concerning director nominees for election for a three-year term ending at the 2022 annual meeting.



Age: 62

Director Since: February 2016

Board Committees: Compensation

CARL BASS

LEAD INDEPENDENT DIRECTOR
Former President and Chief Executive Officer of Autodesk, Inc.

Experience:
- President and Chief Executive Officer of Autodesk, Inc., a software company, from May 2006 to February 2017.
- Interim Chief Financial Officer of Autodesk, Inc. from August 2014 to November 2014.

Other Directorships:
- Served on the board of directors of Autodesk, Inc. from January 2006 to June 2018.
- Served on the board of directors of HP Inc., a provider of software and technology, from November 2015 to September 2017.
- Served on the board of directors of E2open, Inc., a software company, from July 2011 until it was acquired by Insight Venture Partners in March 2015.

Other Leadership Expertise and Service:
- Holds a B.A. in mathematics from Cornell University.
- Mr. Bass was selected to serve on our Board because of his extensive experience as an executive in the technology industry.



Age: 58

Director Since: November 2017

Board Committees: Audit

MICHAEL FRANDSEN

INDEPENDENT DIRECTOR
Executive Director, Products at Workday, Inc.

Experience:
- Led the Products team of Workday, Inc., a software company, since January 2010.
- Executive Director, Products at Workday, Inc. and has been responsible for product management, quality assurance, and product delivery.
- Workday, Inc.'s Executive Vice President of Products, Support and Delivery from March 2015 to October 2017, and as Senior Vice President of Products from July 2012 to February 2015.

Other Directorships:
- Served on the board of directors of Advent Software, Inc., a software company, from May 2014 until it was acquired by SS&C Technologies, Inc. in July 2015.

Other Leadership Expertise and Service:
- Holds a B.S. in finance and information systems from the University of Colorado at Boulder.
- Mr. Frandsen was selected to serve on our Board because of his extensive experience as a product executive in the technology industry.



THOMAS SZKUTAK

INDEPENDENT DIRECTOR
Former Senior Vice President and Chief Financial Officer of Amazon.com, Inc.

Age: 59

Director Since: January 2019

Board Committees: Audit

Nominating and Corporate Governance

Experience:
- Senior Vice President and Chief Financial Officer of Amazon.com, Inc., an Internet retail company, from October 2002 to June 2015.
- Served as an advisor and operating partner of Advent International, a global private equity firm, since August 2017.

Other Directorships:
- Served on the board of directors of Intuit Inc., a software company, since January 2018.
- Served on the board of directors of athenahealth, Inc., a healthcare technology company, from June 2016 to February 2019.

Other Leadership Expertise and Service:
- Holds a B.S. in business administration from Boston University.

- Mr. Szkutak was selected to serve on our Board because of his financial, accounting, and operational expertise from prior experience as a chief financial officer for a public technology company.

Board refreshment/succession planning

Assessing Board composition

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees and considers all facts and circumstances that it deems appropriate or advisable. In its identification and evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition of our Board and the needs of our Board and the respective committees of our Board. Some of the qualifications that our nominating and corporate governance committee considers include, without limitation, issues of character, ethics, integrity, judgment, diversity of experience, independence, skills, education, expertise, business acumen, length of service, understanding of our business and industry, potential conflicts of interest, and other commitments. Nominees must also have proven achievement and competence in their field, the ability to offer advice and guidance to our management team, the ability to make significant contributions to our success, and an understanding of the fiduciary responsibilities that are required of a director. Director candidates must have sufficient time available in the judgment of our nominating and corporate governance committee to perform all board of director and committee responsibilities. Members of our Board are expected to prepare for, attend, and participate in all board of director and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

Although our Board does not maintain a specific policy with respect to board diversity, our Board believes that our Board should be a diverse body, and our nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our nominating and corporate governance committee seeks to promote board membership that reflects diversity, factoring in gender, race, ethnicity, differences in professional background, education, skill, experience, and other individual qualities and attributes that contribute to the total mix of viewpoints and experience. Our nominating and corporate governance committee also considers these and other factors as it oversees the annual Board and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full Board the director nominees for election to our Board.

Identifying and evaluating director nominees

Our Board has delegated to the nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to our Board (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the nominating and corporate governance committee's charter.

The nominating and corporate governance committee may gather information about the candidates through interviews, comprehensive background checks, questionnaires, or any other means that the nominating and corporate governance committee deems to be appropriate in the evaluation process.  The nominating and corporate governance committee then discusses and evaluates the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of our Board.  Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for our Board's approval as director nominees for election to our Board.

Stockholder recommendations

Stockholders may submit recommendations for director candidates to the nominating and corporate governance committee by sending the individual's name and qualifications to our Secretary at Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103, who will forward all recommendations to the nominating and corporate governance committee. The nominating and corporate governance committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Board tenure/retirement policy

The Board does not believe that arbitrary limits on the number of consecutive terms a director may serve or on the directors' ages are appropriate in light of the substantial benefits resulting from a sustained focus on the Company's business, strategy and industry over a significant period of time. Each individual's performance will be assessed by the nominating and corporate governance committee in light of relevant factors in connection with assessments of candidates for nomination to be a director.

The Board's role and responsibilities

Our Board has deep and relevant industry experience paired with strong leadership in governance, compliance, and executive-level leadership. We are committed to the highest levels of independence and oversight in our Board with a diverse set of views and philosophies.

Board's role in risk oversight

Our Board's role in overseeing the management of our risks is conducted primarily through committees of our Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. Our full Board (or the appropriate Board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on our Company, and the steps we take to manage them. When a Board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chair of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This enables our Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

BOARD

- On a consistent basis, our Board reviews risks facing our Company and mitigation measures for those risks.
- Our Board reviews an enterprise risk assessment annually, along with management updates on managing those identified risks through its respective committees.

  

AUDIT COMMITTEE

- Oversees our enterprise risk assessment process, facilitated by our head of internal audit
- Oversees risks related to financial reporting, internal controls, legal matters, and fraud
- Oversees cybersecurity risk, including quarterly updates from our Chief Information Security Officer

COMPENSATION COMMITTEE

- Oversees Company risks and policies related to compensation, recruiting and retention policies of our executive officers
- Oversees risks related to our broader Company compensation philosophy
- Receives updates and oversees risks related to the regulatory environment for compensation

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Oversees Board and committee compensation, including new director recruiting
- Oversees corporate governance policies and practices
- Oversees annual evaluation of the Board and its committees

  

MANAGEMENT

- Manages implementation and execution of mitigation measures related to risks identified through our enterprise risk assessment
- Manages and oversees risks related to financial reporting and internal controls during regular management disclosure committee meetings
- Maintains robust internal and external audit processes supported by a strong legal function

Risks related to cybersecurity

More than 150,000 paid customer accounts (as of December 31, 2019) trust Zendesk with their data, and this responsibility is something we take very seriously. We combine enterprise-class security features with comprehensive audits of our applications, systems, and networks to ensure customer and business data is always protected. We are committed to ensuring our Board is consistently updated on threats to our business, as well as receives updates on the mitigation process through quarterly reviews from our Chief Information Security Officer to our audit committee. The audit committee regularly reports to the full Board on these risks and reviews.

Diversity and inclusion at Zendesk

As a Company, we are investing in the future of our employee experience with a similar philosophy to our view on the future of customer experience. We value simplicity, agility, and sincerity, as well as a sense of humor and humility often absent from large organizations. Just as we build our products first and foremost for the people that use them every day, we also build an organization and culture that trusts, values, and empowers our employees. We maintain robust employee resource groups in our offices around the world, which are employee-led and focus on activities that build communities, professional mentorship, and places to discuss shared identities and experiences. We maintain monthly scorecards which provide focus areas in Company recruiting and retention for underrepresented groups and achievements against those areas. Further, we continually expand our strategic partnerships and presence through universities, conferences, and other organizations to grow our diverse talent pipeline. Finally, our robust employee engagement program has provided invaluable insight into creating inclusive employee experiences for all employees across our Company.



ENVIRONMENTAL SUSTAINABILITY AND SOCIAL IMPACT AT ZENDESK

✔ We foster creativity, growth, and diversity in our workforce.

- In 2019 we increased gender representation in management with three new female leaders: Shawna Wolverton, Elisabeth Zornes, and Colleen Berube. Overall our global leadership (director and above) is 35% female, similar to our total workforce that is 37% female, as of December 31, 2019.

- We are proud of our high employee engagement, which we attribute to our culture and values. Our overall engagement outcomes from our survey are eleven points higher than the industry benchmark.

✔ We invested significantly in leadership development, including formally introducing our leadership capabilities, which define what it means to be a leader at Zendesk.

✔ In 2019, two thirds of employees participated in our community engagement programs for at least one hour. One third of our employees completed six hours or more.

✔ $322,000 of software was donated in 2019, as well as ninety hours of free professional services through our Technology for Good program.

✔ We are dedicated to being an ethical Company that our customers know they can trust.

- We follow high security standards, such as encryption of data in motion over public networks, auditing standards (SOC 2, ISO 27001, ISO 27018), Distributed Denial of Service ("DDoS") mitigations, and a Support team that is on-call 24/7.

- All employees must undergo annual ethics and compliance training to help ensure adherence to our high standards.

✔ Operating in ten Zendesk offices around the world, Zendesk "green teams" harness a shared passion for sustainability and turn it into action at the local office level.

✔ We are committed to supporting sustainable goals:

- 100% renewable energy now powers four of our leased properties, and we intend to convert seven more in 2020.

- AWS carbon neutral data centers processed approximately 60% of our customer activity.

Role in corporate responsibility and corporate citizenship and our code of business conduct and ethics

Our Board has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of our code of business conduct and ethics is available on our website at https://investor.zendesk.com and may also be obtained without charge by contacting our Secretary at Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by the applicable rules and NYSE requirements. During the fiscal year ending December 31, 2019, or fiscal year 2019, no waivers from any provision of our code of business conduct and ethics were granted to our executive officers and directors.

Additionally, we provide the ability through a platform and hotline for our employees to anonymously submit complaints regarding accounting, internal accounting control or auditing matters, potential violations of the federal securities laws, or potential violations of anti-corruption laws. Such complaints are treated in a confidential manner through a process provided in our Audit Committee Complaint Procedures, also available on our website at https://investor.zendesk.com.

Stockholder engagement

As we grow to become a multibillion dollar company in the long term, we are committed to building a robust stockholder engagement program to encourage open and honest discussion about our Company and our governance program. Over the course of 2019 and early 2020, we reached out and engaged with our top investors representing a significant portion of outstanding holdings of our stock.

Our nominating and corporate governance committee reviews and discusses feedback from our investors on our executive compensation, corporate governance, and social impact to proactively assess and inform our policies, practices, and areas of focus Company wide. Through our engagement, we seek to provide governance teams with an overview of our Company, answers to questions, responses to feedback, and context and insight into our practices.

Board structure

Board leadership structure

Mikkel Svane, our founder and Chief Executive Officer, serves as Chair of our Board and presides over meetings of our Board, holds such other powers, and carries out such other duties as are customarily carried out by the chair of a board. Mr. Svane brings valuable insight to our Board due to the perspective and experience he brings as our founder and Chief Executive Officer.

Our Board has appointed Carl Bass to serve as our lead independent director. As lead independent director, Mr. Bass presides over regularly scheduled executive sessions of our independent directors throughout the year, serves as a liaison between our Chair of the Board and the independent directors, and performs such additional duties as our Board may otherwise determine and delegate.

Board independence

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that Mmes. Koplow-McAdams, Marooney, and Wilson and Messrs. Bass, Frandsen, Curtis, and Szkutak do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled "Related Party Transactions."

Standing committees of the Board

Our Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of the audit, compensation, and nominating and corporate governance committees operates pursuant to a separate written charter adopted by our Board that are available to stockholders on our website at https://investor.zendesk.com.



Chair:
Thomas Szkutak

Members:
Michael Frandsen
Michelle Wilson

AUDIT COMMITTEE

Our audit committee consists of Ms. Wilson and Messrs. Frandsen and Szkutak with Mr. Szkutak serving as Chair. The composition of our audit committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NYSE. Mr. Szkutak is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end operating results;

- oversees the adequacy of internal controls;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews and oversees legal and regulatory compliance matters;

- reviews our policies on risk assessment and risk management;

- regularly reviews risk assessments from management with respect to cybersecurity, including the adequacy and effectiveness of the Company's internal controls regarding cybersecurity, emerging cybersecurity developments and threats, and the Company's strategy to mitigate cybersecurity risks;

- reviews related party transactions; and

- approves all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE. Our audit committee is responsible for reviewing the Company's enterprise risk management framework and major risk exposures.

In accordance with and pursuant to Section 10A(i)(3) of the Exchange Act, our Board has delegated to Mr. Szkutak the authority to pre-approve any audit and permissible non-audit services to be performed by our independent registered public accounting firm, provided that all such decisions to pre-approve an activity are presented to the full audit committee at its first meeting following any such decision. Our audit committee held six meetings during fiscal year 2019.



Chair:
Carl Bass

Members:
Caryn Marooney
Hilarie Koplow-
McAdams
Michael Curtis

COMPENSATION COMMITTEE

Our compensation committee consists of Mmes. Marooney and Koplow-McAdams and Messrs. Bass and Curtis, with Mr. Bass serving as Chair. The composition of our compensation committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of the compensation committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an "outside director," as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The purpose of our compensation committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Our compensation committee, among other things:

- reviews, approves, and determines the compensation of our executive officers;
- reviews and makes recommendations to the Board regarding the compensation of our directors;
- administers our stock and equity incentive plans;
- reviews and approves, or makes recommendations to our Board regarding, incentive compensation and equity plans; and
- establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE. The charter of the compensation committee permits the compensation committee to, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the compensation committee. The compensation committee retains and does not delegate any of its responsibilities related to the review, approval, or determination of the compensation of our executive officers. Our compensation committee held four meetings during fiscal year 2019.



Chair:
Michelle Wilson

Members:
Caryn Marooney
Thomas Szkutak

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our nominating and corporate governance committee consists of Mmes. Marooney and Wilson, and Mr. Szkutak, with Ms. Wilson serving as Chair. The composition of our nominating and corporate governance committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Our nominating and corporate governance committee, among other things:

- identifies, evaluates, selects, and makes recommendations to our Board regarding, nominees for election to our Board and its committees;
- considers and makes recommendations to our Board regarding the composition of our Board and its committees;
- reviews and assesses the adequacy of our corporate governance guidelines and recommends any proposed changes to our Board; and
- evaluates the performance of our Board and of individual directors.

The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the NYSE. Our nominating and corporate governance committee held four meetings during fiscal year 2019.

Board practices, policies and processes

Our Board, which is elected by our stockholders, is responsible for directing and overseeing our business and affairs. In carrying out its responsibilities, our Board selects and monitors our top management, provides oversight of our financial reporting processes, and determines and implements our corporate governance policies.

History of commitment to good governance practices

Our Board and management are committed to good corporate governance to ensure that we are managed for the long-term benefit of our stockholders, and we have a variety of policies and procedures to promote such goals. To that end, during the past year, our management periodically reviewed our corporate governance policies and practices to ensure that they remain consistent with the requirements of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), SEC rules, and the listing standards of the NYSE.

Besides verifying the independence of the members of our Board and committees (which is discussed in the section titled "Independence of our Board of Directors" below), at the direction of our Board, we also:



- ✔ Periodically review and make necessary changes to the charters for our audit, compensation, and nominating and corporate governance committees;
- ✔ Have established disclosure control policies and procedures in accordance with the requirements of the Sarbanes-Oxley Act and the rules and regulations of the SEC;
- ✔ Have a procedure in place for receipt and treatment of anonymous and confidential complaints or concerns regarding audit or accounting matters; and
- ✔ Have a code of business conduct and ethics that applies to our officers, directors, and employees.

Corporate Governance Guidelines

In addition, we have adopted a set of corporate governance guidelines. The nominating and corporate governance committee is responsible for reviewing our corporate governance guidelines from time to time and reporting and making recommendations to our Board concerning corporate governance matters. Our corporate governance guidelines address such matters as:



- ✔ **Director independence**—Independent directors must constitute at least a majority of our Board;
- ✔ **Monitoring board effectiveness**—Our Board must conduct an annual self-evaluation of itself and its committees;
- ✔ **Board access to independent advisors**—Our Board as a whole, and each of its committees separately, has authority to retain independent experts, advisors, or professionals as each deems necessary or appropriate;
- ✔ **Majority voting**—Our Board maintains policies on director resignations to facilitate our majority vote standard; and
- ✔ **Board committees**—All members of the audit, compensation, and nominating and corporate governance committees are independent in accordance with applicable NYSE criteria.

A copy of our corporate governance guidelines can be found on our website at https://investor.zendesk.com.

Board meetings and attendance

Our Board held six meetings in fiscal year 2019. During their respective terms of service, each director attended at least 75% of all meetings of our Board and the committees on which they served that were held during fiscal year 2019. Under our corporate governance guidelines, directors are expected to spend the time needed and meet as frequently as our Board deems necessary or appropriate to discharge their responsibilities. Directors are also expected to make efforts to attend our annual meeting of stockholders, all meetings of our Board, and all meetings of the committees on which they serve. Six of our directors then serving in such capacity attended our 2019 Annual Meeting of Stockholders.

Board performance evaluations

Our Board takes self-accountability and improvement seriously. Our Board and its committees conduct an annual self-evaluation process, after which the Board and its committees discuss specific action items among themselves and with management. Additionally, we maintain comprehensive subject matter calendars, updated annually, for the Board and its committees to ensure we are discussing major strategic topics at regular intervals.

Director orientation and continuing education

New directors are provided a robust package of Board and committee materials and are provided with opportunities to connect with senior management and functional heads across our organization. Throughout the year, we are committed to director education. Our nominating and corporate governance committee oversees a flexible and open continuing education reimbursement policy, and our committees receive regular, targeted updates on regulatory developments and trends relevant to their oversight functions.

Stockholder communications

Our Board provides to every stockholder or other interested party the ability to communicate with our Board as a whole, the non-employee directors as a group, and with individual directors on our Board through an established process for stockholder communication. For a stockholder communication directed to our Board as a whole, stockholders and other interested parties may send such communication to our Secretary at secretary@zendesk.com or via U.S. Mail or Expedited Delivery Service to: Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103, Attn: Board of Directors c/o Secretary.

For a stockholder communication directed to the non-employee directors as a group or an individual director in his or her capacity as a member of our Board, stockholders and other interested parties may send such communication to the attention of the non-employee directors or the individual director at secretary@zendesk.com or via U.S. Mail or Expedited Delivery Service to: Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103, Attn: [Non-Employee Directors or Name of Individual Director] c/o Secretary.

The Secretary shall review all incoming communications and forward such communications to the appropriate member(s) of our Board. The Secretary will generally not forward communications that are unrelated to the duties and responsibilities of our Board, including communications that the Secretary determines to be primarily commercial in nature, product complaints, or inquires, and materials that are patently offensive or otherwise inappropriate.

Transactions with related persons

Certain relationships and transactions

Other than the transactions discussed below and the compensation agreements, equity compensation policies, grants of certain equity awards, and other arrangements which are discussed below in "Compensation of directors" and "Compensation Discussion and Analysis" (together, the "Service Compensation"), since January 1, 2019, there was not, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party for which the amount involved exceeds or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock, or any member of their immediate family, had or will have a direct or indirect material interest.

Transactions

We have granted stock options and other equity awards to our executive officers and our directors. See the sections titled "Grants of Plan-Based Awards in 2019," "Outstanding Equity Awards at Fiscal Year-End Table—2019," and "Non-Employee Director Compensation Table—2019" for a description of these options and equity awards.

We have entered into arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits.

We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Indemnification of officers and directors

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

- any breach of their duty of loyalty to our Company or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware ("DGCL"); or
- any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation and bylaws, and in indemnification agreements that we enter into with our directors and executive officers, may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. As described in our Annual Report on Form 10-K for the year ended December 31, 2019, there is a consolidated federal putative class action pending against the Company and certain of its executive officers. Other than the matter identified in the preceding sentence, at present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured or indemnified against certain liabilities incurred in their capacity as members of our Board. In our indemnification agreements with these non-employee directors, we have agreed that our indemnification obligations are primary to any such other indemnification arrangements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Procedures for approval of related party transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," other than Service Compensation, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

Compensation of directors

Non-employee director compensation policy

We maintain a policy providing for annual retainers for our non-employee directors, which was amended and restated on April 25, 2019. Beginning in 2019, our non-employee directors have the option to elect to receive the following annual retainers for their service in the form of cash or restricted stock units having a grant date fair value equal to the value of the retainer to be paid during such period (based on the 30-trading day trailing average closing price of our common stock on the NYSE prior to the grant date). Any restricted stock units that were granted in lieu of cash were granted in four equal installments on each of February 15, May 15, August 15, and November 15, and will be fully vested upon grant.

	Cash Retainer ($)
Annual Retainer for Non-Employee Directors	35,000
Additional Annual Retainer for Lead Independent Director	20,000
Additional Annual Retainer for Audit Committee Chairperson	20,000
Additional Annual Retainer for Compensation Committee Chairperson	15,000
Additional Annual Retainer for Nominating and Corporate Governance Committee Chairperson	10,000
Additional Annual Retainer for Audit Committee Non-Chairperson Members	10,000
Additional Annual Retainer for Compensation Committee Non-Chairperson Members	7,500
Additional Annual Retainer for Nominating and Corporate Governance Committee Non-Chairperson Members	5,000

Our policy provides that on the date of each annual meeting of stockholders, each non-employee continuing director will be granted an annual award of restricted stock units having a grant date fair value of $200,000. The restricted stock units will fully vest on the first anniversary of the grant date, in each case subject to continued service as a director through the vesting date, and such awards are subject to full acceleration of vesting upon a sale of the Company. Upon such director's initial appointment to the Board, each non-employee director shall receive an equity grant of restricted stock units having a grant date fair value of $200,000, as pro-rated for the amount of time remaining until the anniversary of the most recent annual meeting of the stockholders. The restricted stock units will full vest on the anniversary of the Company's most recent annual meeting of stockholders, in each case subject to continued service as a director through the vesting date, and such awards are subject to full acceleration of vesting upon a sale of the Company.

Director Compensation Benchmarking—For fiscal year 2019, the compensation committee reviewed and benchmarked components of our non-employee director pay to be competitive against the 50th percentile of director pay of our peers. For details on how we determine our peer group, please see the discussion under the heading "Compensation Discussion and Analysis" below.

Non-employee director compensation table — 2019

The following table presents the total compensation for each person who served as a non-employee member of our Board during fiscal year 2019. Directors who are also our employees receive no additional compensation for their service as a director. The compensation received by Mr. Svane as an employee of the Company is presented in "Executive Compensation—Summary Compensation Table—2019."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2][15]	Total ($)
Carl Bass[15]	—[3]	257,609[11][12]	257,609
Michael Curtis[15]	—[4]	277,543[11][12][13]	277,543
Michael Frandsen[15]	—[5]	242,730[11][12]	242,730
Hilarie Koplow-McAdams[15]	—[6]	240,123[11][12]	240,123
Caryn Marooney[15]	—[7]	245,321[11][12]	245,321
Elizabeth Nelson[8][15]	38,750	—	38,750
Thomas Szkutak[15]	—[9]	364,762[11][12][14]	364,762
Dana Stalder[15]	—[10]	24,754[11]	24,754
Michelle Wilson[15]	55,000	196,354[12]	251,354

[1] The amounts reported represent the aggregate grant date fair value of the stock awards, awarded to the director in fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of stock awards, as applicable, reported in this column are set forth in the notes to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 13, 2020. Amounts reported in this column reflect the accounting cost for these stock awards and do not correspond to the actual economic value that may be received by the directors.

[2] Each restricted stock unit award was granted pursuant to our 2014 Plan. Unless otherwise specified, each restricted stock unit award will fully vest on the first anniversary of the grant date, in each case, subject to continued service as a director through the vesting date.

[3] Mr. Bass elected to receive all of his $60,000 annual retainer in the form of restricted stock units, resulting in a total grant of 784 restricted stock units with an aggregate grant date fair value of $61,255.

[4] Mr. Curtis elected to receive all of his $31,875 annual retainer in the form of restricted stock units, resulting in a total grant of 398 restricted stock units with an aggregate grant date fair value of $31,330.

[5] Mr. Frandsen elected to receive all of his $45,000 annual retainer in the form of restricted stock units, resulting in a total grant of 589 restricted stock units with an aggregate grant date fair value of $46,376.

[6] Ms. Koplow-McAdams elected to receive all of her $42,500 annual retainer in the form of restricted stock units, resulting in a total grant of 556 restricted stock units with an aggregate grant date fair value of $43,769.

[7] Ms. Marooney elected to receive all of her $47,500 annual retainer in the form of restricted stock units, resulting in a total grant of 622 restricted stock units with an aggregate grant date fair value of $48,967.

[8] Ms. Nelson resigned from the Board of directors effective May 29, 2019.

[9] Mr. Szkutak elected to receive all of his $55,000 annual retainer in the form of restricted stock units, resulting in a total grant of 719 restricted stock units with an aggregate grant date fair value of $56,375.

[10] Mr. Stalder resigned from the Board effective May 29, 2019. Mr. Stalder elected to receive all of his $22,500 annual retainer in the form of restricted stock units, resulting in a total grant of 301 restricted stock units with an aggregate grant date fair value of $24,754.

[11] For non-employee directors who have elected to receive their fees in restricted stock units in lieu of cash, the Company targets granting restricted stock units that have a grant date fair value equal to the amount of fees in respect of compensation during that quarter, based on the 30-trading day trailing average closing price of our common stock on the NYSE prior to the grant date. Due to the Company's method of determining the number of shares issuable pursuant to the restricted stock units and the determination of the grant date fair value under Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), the accounting cost of such grants will differ from the amount of cash retainer foregone, as noted in the table below.

[12] The Company targets granting non-employee directors an annual award of restricted stock units having a grant date fair value of $200,000 based on the 30-trading day trailing average closing price of our common stock on the NYSE prior to the grant date. Due to the Company's method of determining the number of shares issuable pursuant to the restricted stock units and the determination of the grant date fair value under FASB ASC Topic 718, the accounting cost of each such grant was $196,354.

[13] Mr. Curtis joined the Board on April 24, 2019. The amount reported under "Stock Awards" includes a pro-rated portion of his initial grant for service on our Board and compensation committee. The grant date fair value of such pro-rated portion was $49,859.

[14] Mr. Szkutak joined the Board on January 31, 2019. The amount reported under "Stock Awards" includes a pro-rated portion of his initial grant for service on our Board and audit and nominating and corporate governance committees. The grant date fair value of such pro-rated portion was $112,032.

[15] Each of the Company's directors is subject to its Stock Ownership Guidelines as described in detail under the heading "Compensation Discussion and Analysis."

We reimburse all reasonable out-of-pocket expenses incurred in attending Board and committee meetings and certain Company events.

The amounts included in the "Stock Awards" column of the preceding table representing the awards of the restricted stock units granted to our non-employee directors in lieu of annual retainers in fiscal year 2019 are described below. Each of the awards vested and settled in full on the grant date.

Name	Grant Date	Number of Restricted Stock Units Granted	Grant Date Fair Value ($)	Total Cash Retainer Foregone ($)
Carl Bass	2/15/2019	186	14,644	12,500
	5/15/2019	148	12,827	12,500
	8/15/2019	200	14,924	17,500
	11/15/2019	250	18,860	17,500
Michael Curtis[1]	5/15/2019	125	10,834	10,625
	8/15/2019	121	9,029	10,625
	11/15/2019	152	11,467	10,625
Michael Frandsen	2/15/2019	168	13,227	11,250
	5/15/2019	133	11,527	11,250
	8/15/2019	128	9,551	11,250
	11/15/2019	160	12,070	11,250
Hilarie Koplow-McAdams	2/15/2019	158	12,439	10,625
	5/15/2019	125	10,834	10,625
	8/15/2019	121	9,029	10,625
	11/15/2019	152	11,467	10,625
Caryn Marooney	2/15/2019	177	13,935	11,875
	5/15/2019	140	12,134	11,875
	8/15/2019	136	10,148	11,875
	11/15/2019	169	12,749	11,875
Dana Stalder[2]	2/15/2019	168	13,227	11,250
	5/15/2019	133	11,527	11,250
Thomas Szkutak[3]	2/15/2019	186	14,644	12,500
	5/15/2019	148	12,827	12,500
	8/15/2019	171	12,760	15,000
	11/15/2019	214	16,144	15,000

[1] Mr. Curtis joined the Board on April 24, 2019.

[2] Mr. Stalder resigned from the Board effective May 29, 2019.

[3] Mr. Szkutak joined the Board on January 31, 2019.

Our non-employee directors held the following aggregate number of shares of our common stock subject to unexercised stock options and unvested restricted stock units as of December 31, 2019.

Name	Number of Securities Underlying Unexercised Options	Number of Unvested Restricted Stock Units
Carl Bass	47,915	2,332
Michael Curtis[1]	—	2,332
Michael Frandsen	—	2,332
Hilarie Koplow-McAdams	—	2,332
Caryn Marooney	48,524	2,332
Elizabeth Nelson[2]	—	—
Dana Stalder[3]	—	—
Thomas Szkutak[4]	—	2,332
Michelle Wilson	—	2,332

[1] Mr. Curtis joined the Board on April 24, 2019.

[2] Ms. Nelson resigned from the Board effective May 29, 2019.

[3] Mr. Stalder resigned from the Board effective May 29, 2019.

[4] Mr. Szkutak joined the Board on January 31, 2019.

EXECUTIVE OFFICERS

In addition to Mr. Mikkel Svane, our Chair of the Board and Chief Executive Officer, who also serves as a director, our executive officers as of March 23, 2020 consisted of the following:



ELENA GOMEZ 50 **Chief Financial Officer**

Ms. Gomez has served as our Chief Financial Officer since May 2016. Ms. Gomez has served on the board of directors of Smartsheet, Inc., a software company, since October 2017 and the board of directors of PagerDuty, Inc., a cloud computing company, since November 2018. From July 2010 to April 2016, Ms. Gomez served in senior finance roles at salesforce.com, Inc., a software company, including Senior Vice President Go To Market Distribution from July 2015 to April 2016, and Vice President Sales and Support and Marketing Finance from June 2011 to June 2015. Ms. Gomez holds a B.S. in business administration from the Haas School of Business at the University of California, Berkeley.



JOHN T. KEISER 54 **Chief Operating Officer**

Mr. Keiser has served as our Chief Operating Officer since August 2017. Mr. Keiser served as our Chief Information Officer from May 2016 until his appointment as Chief Operating Officer in August 2017, and as our Senior Vice President, Technology Operations from October 2016 until his appointment as Chief Operating Officer in August 2017. From January 2014 to March 2015, Mr. Keiser served as Executive Vice President of Global Product Operations at The Gap, Inc., an apparel company, where he also served as Chief Information Officer from January 2010 to December 2013. Mr. Keiser holds a B.S. in systems science from the University of West Florida.



NORMAN GENNARO 53 **President of Sales**

Mr. Gennaro has served as our President of Sales since November 2019. Mr Gennaro served as our Senior Vice President, Worldwide Sales from January 2018 to November 2019. From April 2012 to December 2017, Mr. Gennaro served as a Territories Market Segment Leader for North America for Amazon Web Services, an information technology service management company. Prior to that, Mr. Gennaro held senior roles at the Oracle Corporation, a software company, including Vice President from March 2006 to March 2012, and Senior Technical Director from January 2000 to March 2006. Mr. Gennaro holds a Management in Information Systems degree from the University of Notre Dame and an M.B.A. from the Notre Dame de Namur University.



INAMARIE JOHNSON   55   **Chief People and Diversity Officer**

Ms. Johnson has served as our Chief People Officer since June 2018 and in November 2019 assumed the role of Chief People and Diversity Officer. From July 2015 to June 2018, Ms. Johnson served as Senior Vice President and Chief Human Resources Officer for Plantronics, Inc., an audio communications company. From September 2011 to June 2015 she held the role of Chief Human Resources Officer at UTi Worldwide Inc., a supply chain management company. Prior to that, Ms. Johnson held senior leadership roles at Honeywell International Inc., an international technology and manufacturing company, including Vice President, Human Resources Functional Transformation and Vice President, Human Resources, Communication and Six Sigma. Ms. Johnson holds a B.A. in social sciences, with an emphasis in human resource management, from the University of California, Berkeley, and a M.A. in organizational development and management from John F. Kennedy University.



ADRIAN McDERMOTT   51   **President of Products**

Mr. McDermott has served as our President of Products since October 2016. Mr. McDermott has served on the board of directors of FireEye, Inc., a security software company, since January 2019. Mr. McDermott served as our Senior Vice President, Product Development from July 2010 until October 2016. Mr. McDermott holds a B.Sc. in computer science from De Montfort University.



JOHN GESCHKE   49   **Chief Legal Officer and Chief of Staff**

Mr. Geschke has served as our Chief of Staff since November 2019 and as our Chief Legal Officer since May 2017. Mr. Geschke served as our Senior Vice President, Administration from October 2015 to November 2019 and as our General Counsel and Secretary from July 2012 to May 2017. From April 2010 to June 2012, Mr. Geschke served as General Counsel of Norwest Ventures Partners, a venture capital firm. Mr. Geschke holds an A.B. from Princeton University with a concentration in the Woodrow Wilson School of Public and International Affairs and a J.D. from Stanford University.



JEFFREY TITTERTON   47   **Chief Marketing Officer**

Mr. Titterton has served as our Chief Marketing Officer since October 2018 and our Senior Vice President, Marketing from May 2017 to October 2018. From January 2017 to May 2017, Mr. Titterton served as the Head of Global Campaign and Engagement Marketing for Adobe Inc., a software company, and as Head of Engagement Marketing, Creative Cloud, from August 2013 to January 2017. Prior to that, Mr. Titterton served as the Chief Marketing Officer for 99designs, a graphic design marketplace, from August 2011 to August 2013. Mr. Titterton holds a B.A. in English with a concentration in economics from Cornell University.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis describes our executive compensation program and the decisions for fiscal year 2019, regarding the compensation for:



MIKKEL SVANE

Chief
Executive Officer



ELENA GOMEZ

Chief
Financial Officer



ADRIAN McDERMOTT

President
of Products



JOHN T. KEISER

Chief
Operating Officer



NORMAN GENNARO

President
of Sales

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the accompanying compensation tables as the "Named Executive Officers."

We believe the compensation program for our Named Executive Officers in fiscal year 2019 was instrumental in helping us to achieve strong performance in fiscal year 2019, including 36% year-over-year growth in revenue for fiscal year 2019, by providing a combination of short-term and long-term incentives designed to lead to such performance.

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each element of compensation that we provide. In addition, we explain how and why the compensation committee arrived at the specific compensation policies and decisions involving our Named Executive Officers during fiscal year 2019.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from currently anticipated plans and arrangements as summarized in this Compensation Discussion and Analysis.

Executive overview

Our approach to compensation

At the core of our Company-wide compensation philosophy, we aim to provide compensation that is both externally competitive to the outside market and internally equitable in order to attract, motivate, and retain highly skilled and talented employees. In addition to salary and other types of compensation, we believe that providing long-term incentives in the form of equity awards broadly to our employee base enables our employees to take a long-term outlook with respect to our business and become tangible stakeholders in the successful achievement of our goals. Our executive compensation program mirrors our Company-wide philosophy. We value crafting and maintaining an executive compensation program which is considered, benchmarked with peers, and integrated with Company metrics which are of high importance to our investors.

Our Amended and Restated Executive Incentive Bonus Plan (the "Bonus Plan") for our executives is primarily based on non-GAAP operating margin and revenue results, and has a high minimum threshold for any bonus payout. The fixed salary portion of our executives' compensation represented 12% or less of their total compensation for fiscal year 2019 and our

Chief Executive Officer ("CEO") pay ratio is 36:1. Additionally, a significant portion of executive compensation is comprised of stock options, which are granted at fair market value of the stock price at the time of grant - resulting in equity value being directly tied both to stock price and to the broader market's evaluation of the performance of our business. For fiscal year 2019, at-risk compensation—stock options and time-based restricted stock units—represented 88% of our total average Named Executive Officer (excluding our CEO) compensation.

Our executive compensation program is designed to achieve the following objectives:

Attract, motivate, and retain executive officers	Provide compensation packages that are competitive, reward achievement, and effectively align with stockholders' interest	Increase the incentive to achieve key strategic performance measures	Promote teamwork and individual contribution

CEO


90% At-Risk
10%
13%
77%
Base Salary
Performance-Based Incentives
Long-Term Equity Incentives

OTHER NEOs


88% At-Risk
12%
10%
77%
Base Salary
Performance-Based Incentives
Long-Term Equity Incentives

"Other NEO" percentages as shown above are calculated by taking a simple average of each Named Executive Officer's compensation, other than the Chief Executive Officer. Such percentages do not add up to 100% due to the exclusion from the above graphics of nominal amounts of other compensation as shown in the column titled "All Other Compensation" in the "Summary Compensation Table."

2019 advisory vote on compensation

We submitted a non-binding proposal to our stockholders at the 2019 Annual Meeting of Stockholders. This proposal consisted of a non-binding advisory vote to approve the compensation of the Named Executive Officers as disclosed in the proxy statement for the 2019 Annual Meeting of Stockholders.

Approximately 98% of the votes cast were in favor of the non-binding advisory vote to approve the compensation of the Named Executive Officers at the 2019 Annual Meeting of Stockholders. The compensation committee believes this indicates that our stockholders strongly support the philosophy, strategy, and objectives of our executive compensation programs. After considering this result and following our annual review of our executive compensation philosophy, the compensation committee decided to retain our overall approach to executive compensation. The compensation committee intends to continue to monitor stockholder concerns, including the results of the annual non-binding advisory vote to approve the compensation of the Named Executive Officers, in making future decisions affecting the compensation of the Named Executive Officers.

Executive compensation best practices



WHAT WE DO

- ✔ Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for executive officers
- ✔ Independent compensation committee oversees the program
- ✔ Independent compensation consultant is hired by and reports to the compensation committee
- ✔ Annual report by the independent compensation consultant to the compensation committee on Chief Executive Officer pay and performance alignment
- ✔ Stock ownership guidelines for executive officers and directors
- ✔ Aggressive clawback policy
- ✔ Double trigger change-in-control requirements in all executive officer compensation
- ✔ General policy of four-year vesting on equity; one-year cliff on new hire grants



WHAT WE DON'T DO

- ✖ No single-trigger acceleration for Chief Executive Officer or other executive officers following a change in control
- ✖ Employees and directors may not hedge or engage in short sales of our stock
- ✖ No repricing underwater stock options

Design and structure of 2019 executive compensation

Executive compensation philosophy, objectives, and design

Our compensation philosophy is to provide an executive compensation program that rewards our management team for meeting our long-term business strategy, while rewarding the individual contributions of the team members.



As stated above, our executive compensation program is designed to achieve the following objectives:

- ✔ attract, motivate, and retain employees at the executive level who contribute to our long-term success;
- ✔ provide compensation packages to our executives that are competitive, reward the achievement of our business objectives, and effectively align executive officers' interests with those of our stockholders;
- ✔ increase the incentive to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives and by providing a portion of total compensation for executive officers in the form of ownership in the Company; and
- ✔ promote teamwork while also recognizing the individual role each executive officer plays in our success.

Our executive compensation program design uses a mix of compensation elements including base salary, performance-based incentives, long-term equity incentives, and benefits, including change in control benefits, to attract and maintain key personnel. In determining the amount of base salary, performance-based incentives, long-term equity incentives, and benefits awarded to each Named Executive Officer, the compensation committee does not apply any rigorous percentage of any one element in relation to the overall compensation package. Rather, the compensation committee looks at the overall compensation package and the relative amount of each element on an individual basis for each Named Executive Officer to determine whether such amounts and mix of components further the basic principles and objectives of our overall compensation program.

A significant portion of the compensation opportunity for our Named Executive Officers is weighted towards equity, as opposed to cash compensation. Our compensation committee believes that making equity awards a key component of executive compensation focuses our leadership team on the achievement of our long-term strategic and financial goals, thereby aligning their interests with those of our stockholders.

We evaluate our compensation philosophy and compensation programs as circumstances require, and at a minimum, we review our executive compensation annually. As part of this review process, we apply our values and the objectives outlined above, while also considering whether our proposed compensation ensures that we remain competitive for talent, that we meet our retention objectives, and that our cost of replacement for a key employee is reasonable.

Executive compensation program elements







Base Salary	**Performance-Based Incentives**	**Long-Term Equity Incentives**
Helps to attract and retain highly qualified executive talent.	Drive long-term value creation for our stockholders by motivating each member of the management team to focus his or her efforts on successfully executing such operating plan.	Encourage our executive officers to take a long-term outlook and provide them with an incentive to manage our Company from the perspective of an owner with an equity stake in the business.

The following describes each element of our executive compensation program, the rationale for each, and how compensation amounts and awards are determined.

Base salary

We provide a base salary as a fixed source of compensation for each of our Named Executive Officers, allowing them a degree of certainty relative to the significant portion of their compensation that is based on equity awards with values that are generally contingent on stock price appreciation. Our compensation committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent.

Generally, the initial base salaries of our executive officers are established through arm's-length negotiation at the time the individual executive officer is hired, taking into account his or her qualifications, experience, and comparable market data. Thereafter, our compensation committee generally reviews, and adjusts as deemed necessary, base salaries for each of our Named Executive Officers annually.

In completing its annual review and adjustment, our compensation committee targets paying each of our Named Executive Officers base salaries that are competitive with the median of our peer group, if such information is available, or competitive with the median of salaries found in the survey data that it utilizes for similar positions. Additionally, in setting base salary levels, our compensation committee may consider a range of factors, including:

- the individual's anticipated responsibilities and experience, and cash compensation for similarly situated executives at our peer group companies;
- our compensation committee members' experience and knowledge in compensating similarly situated individuals at other companies;
- the value of the individual's existing equity awards and our cash needs; and
- a general sense of internal pay equity among our executive officers.

In February 2019, our compensation committee reviewed the base salaries of our Named Executive Officers and determined to increase the base salaries for certain of our Named Executive Officers. In making a determination as to whether increases to the base salaries for each of our Named Executive Officers were necessary, the compensation committee took into account the competitive market for management within our industry and geographic area and the expanded obligations of our Named Executive Officers due to our growing operations. The base salaries of our Named Executive Officers prior to and following the increase approved by the compensation committee in February 2019 and adjusted retroactively to January 1, 2019 were as follows:

Named Executive Officer	Base Salary Prior to 2019 Increase ($)	Base Salary Following 2019 Increase ($)	Percent Increase
Mikkel Svane	420,000	450,000	7.1%
Elena Gomez	375,000	400,000	6.7%
Adrian McDermott	375,000	390,000	4.0%
John T. Keiser	395,000	415,000	5.1%
Norman Gennaro	300,000	350,000	16.7%

Performance-based incentives

We adopted the Bonus Plan to provide for performance-based incentive payments upon the attainment of target objectives related to Company financial and operational measures, Company objectives, individual performance objectives, or a combination thereof, in each case as set by the compensation committee. The compensation committee took into account market data, relative levels of responsibility across the Company, tenure, and other relevant factors in order to set the target performance-based incentive for each Named Executive Officer. The target performance-based incentive for the Named Executive Officers as compared to their base salaries was as follows:

TARGET PERFORMANCE-BASED INCENTIVES

Named Executive Officer	2019 Base Salary ($)	2019 Target Performance-Based Incentive Under the Bonus Plan ($)	2019 Target Performance-Based Incentive as Percent of Base Salary
Mikkel Svane	450,000	450,000	100%
Elena Gomez	400,000	280,000	70%
Adrian McDermott	390,000	195,000	50%
John T. Keiser	415,000	290,500	70%
Norman Gennaro	350,000	350,000	100%

Each executive officer who participates in the Bonus Plan has a target performance-based incentive set for the performance period, as well as one or more target objectives under the Bonus Plan for the performance period. The attainment level of the target objectives is measured at the end of the performance period after our financial results for the performance period have been released (or such other appropriate time as the compensation committee determines), with the payout based on such attainment level and as approved by the compensation committee. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and to adjust incentive payments (by increasing or decreasing the amount payable), in each case based on an executive officer's attainment of individual performance objectives or other conditions, as determined by the compensation committee.

The compensation committee believes that the payment of performance-based incentives under the Bonus Plan allows the Company to create short-term incentives for the management team that, given the alignment of the target objectives with the Company's internal operating plan, will drive long-term value creation for our stockholders by motivating each member of the management team to focus his or her efforts on successfully executing such operating plan.

For the Named Executive Officers, the compensation committee established a twelve-month performance period commencing on January 1, 2019 and ending on December 31, 2019. The payment of the performance-based incentive was based on performance for the twelve-month performance period and followed the completion of such period.

Target objectives under the bonus plan

In considering target objectives for the management team for fiscal year 2019, the compensation committee determined that establishing target objectives for the management team that encouraged efficient revenue growth, and an additional component for Mr. Gennaro that encouraged achieving new business and expanding our go-to-market approach, aligned the management team's incentives with the interests of the Company's stockholders. Therefore, the compensation committee designed the target objectives as described below.

Revenue growth rate component

One component of the target objectives for all of the Named Executive Officers—the Revenue Growth Rate Goal—was the percentage of achievement of the year-over-year revenue growth during the period as compared to the internal operating plan. Year-over-year revenue growth during a period is determined by assessing the revenue generated over the period as compared to the revenue generated over the prior year period.

The compensation committee chose the Revenue Growth Rate Goal as a component of the target objectives because the compensation committee believes that achieving significant revenue growth is a primary objective for the Company and its stockholders and contributes to the Company's year-over-year financial performance. Furthermore, the compensation committee believes that each of our Named Executive Officers was in a position to focus on revenue growth, and the compensation committee desired to incentivize this focus.

Operating margin component

Another component of the target objectives for all of the Named Executive Officers—the Operating Margin Goal—was the percentage of achievement of non-GAAP operating margin for the period as compared to the internal operating plan. Non-GAAP operating margin is the ratio of the non-GAAP operating loss/profit for a period (which excludes share-based compensation, employer tax related to employee stock transactions, amortization of purchased intangibles, acquisition-related costs, and amortization of share-based compensation capitalized in internal use software from the GAAP operating loss for the period) to our revenue for the period.

The compensation committee chose the Operating Margin Goal as a component of the target objectives because the compensation committee believes that revenue growth must be achieved efficiently and with a long-term focus on achieving profitability. Further, the compensation committee believes that each of our Named Executive Officers was in a position to focus on scaling our operations efficiently and desired to incentivize this focus.

Gross bookings component

An additional component of the target objectives for Mr. Gennaro only—the Gross Bookings Goal—was based on the consolidated gross additional annual recurring revenue added during the performance period, as compared to the Company's internal operating plan. The Gross Bookings Goal was the percentage of achievement of the consolidated gross annual recurring revenue added to paid customer accounts on our products during the performance period as compared to the internal operating plan. The annual recurring revenue value of a contract is determined by multiplying the monthly recurring revenue for such contract by twelve. Gross bookings added during a period is determined by assessing the monthly recurring revenue for all new paid customer accounts added during such period, as of the date of addition, and expansions within existing paid customer accounts on our products during such period, as of the date of expansion. Monthly recurring revenue is a forward-looking legal determination made by assessing the terms of a contract, as of the date of determination, as to the revenue we expect to generate in the next monthly period for that contract, assuming no changes to the subscription and without taking into account any usage above the subscription base, if applicable. Monthly recurring revenue is not determined by reference to historical revenue or any other GAAP financial measure.

The compensation committee chose the Gross Bookings Goal as a component of Mr. Gennaro's target objective because the compensation committee wanted to provide an incentive that encouraged Mr. Gennaro to focus on achieving new business and expanding the reach of our go-to-market approach.

Individual performance adjustment

In addition to the target objectives described above, our compensation committee may exercise its discretion to adjust payments of each Named Executive Officer's performance-based incentive up or down by up to 25% based on our Chief Executive Officer's assessment of performance and other achievements not otherwise reflected in the target objectives.

Target objectives payment guidelines

For each of the Named Executive Officers, other than Mr. Gennaro, the Revenue Growth Rate Goal comprised 75% of the target performance-based incentives, and the Operating Margin Goal comprised 25% of the target performance-based incentives. For Mr. Gennaro, the Revenue Growth Rate Goal comprised 40% of his target performance-based incentives, the Operating Margin Goal comprised 20% of his target performance-based incentives, and the Gross Bookings Goal comprised 40% of his target performance-based incentives. The target performance-based incentive subject to each component for each Named Executive Officer was as follows:

TARGET PERFORMANCE–BASED INCENTIVE BY COMPONENT

Named Executive Officer	Total Target Performance-Based Incentive ($)	Target Performance-Based Incentive Subject to Revenue Growth Rate Component ($)		Target Performance-Based Incentive Subject to Operating Margin Component ($)		Target Performance-Based Incentive Subject to Gross Bookings Component ($)	
Mikkel Svane	450,000	75%	337,500	25%	112,500	—	—
Elena Gomez	280,000	75%	210,000	25%	70,000	—	—
Adrian McDermott	195,000	75%	146,250	25%	48,750	—	—
John T. Keiser	290,500	75%	217,875	25%	72,625	—	—
Norman Gennaro	350,000	40%	140,000	20%	70,000	40%	140,000

The determination of the level of achievement for each of the components is rounded to the nearest whole number and subject to a minimum achievement threshold of 80% (below which no portion of the component for the period was earned). Payment for the performance-based incentive for the period for each component were determined as follows:

REVENUE GROWTH RATE COMPONENT AND OPERATING MARGIN COMPONENT PAYMENT GUIDELINES



GROSS BOOKINGS COMPONENT PAYMENT GUIDELINES



Performance-based incentives for 2019

2019 ATTAINMENT OF PERFORMANCE-BASED INCENTIVES

Information regarding the attainment of the target objective to each of our Named Executive Officers under the Bonus Plan for 2019 is as follows:

COMPONENT ATTAINMENT

Component	Component Attainment	Component Payout Level
Revenue Growth Rate	101%	101%
Operating Margin	119%	190%
Gross Bookings	96%	96%

FORM OF PAYMENT FOR BONUS AWARDS FOR 2019

For fiscal year 2019, the compensation committee elected to pay the amounts to the Named Executive Officers under the Bonus Plan in cash because the compensation committee believed that it provided a predictable reward for the short-term incentive goals that the compensation committee wished to incentivize. The compensation committee did not adjust the bonus payments payable to any of our Named Executive Officers under the Bonus Plan for any Individual Performance Adjustment, as described above. Information regarding the payment of compensation to each of our Named Executive Officers under the Bonus Plan for fiscal year 2019 is as follows:

PERFORMANCE-BASED INCENTIVE PAYOUT

Named Executive Officer	Revenue Growth Rate	Payout Level ($)	Operating Margin	Payout Level ($)	Gross Bookings	Payout Level ($)	Total Performance Incentive	Payout Level ($)
Mikkel Svane	101%	340,875	190%	213,750	—	—	123%	554,625
Elena Gomez	101%	212,100	190%	133,000	—	—	123%	345,100
Adrian McDermott	101%	147,713	190%	92,625	—	—	123%	240,338
John T. Keiser	101%	220,054	190%	137,988	—	—	123%	358,041[1]
Norman Gennaro	101%	141,400	190%	133,000	96%	134,400	117%	408,800

[1] Total does not add up due to rounding.

Long-term equity incentives

We believe that providing long-term incentives in the form of equity awards encourages our Named Executive Officers to take a long-term outlook and provides our Named Executive Officers with an incentive to manage our Company from the perspective of an owner with an equity stake in the business. By providing opportunities for our Named Executive Officers to benefit from future successes in our business through the appreciation of the value of their equity awards, the compensation committee believes that equity awards align our Named Executive Officers' interests and contributions with the long-term interests of our stockholders. In addition, the compensation committee believes that offering meaningful equity ownership in our Company assists us in retaining our Named Executive Officers and other key employees.

Generally, our executive officers are granted equity awards at the time of hire, the size and form of which are determined through arm's-length negotiation with the individual executive officer, taking into account his or her qualifications, experience, comparable market data, and expected roles and responsibilities. The equity awards granted to our executive officers upon hire generally vest over four years with 25% of the award vesting during the month of the first anniversary of the date of hire, and the remaining portion of the award vesting in equal monthly installments over the subsequent 36 months.

The equity compensation for our Named Executive Officers for fiscal year 2019 consisted of annual equity awards, in the form of stock options and restricted stock units. The compensation committee believes that because the Company's annual equity awards require an equity award holder's continued provision of services to the Company through each applicable vesting date, the annual equity awards serve as effective retention tools. For fiscal year 2019, the compensation committee targeted providing approximately 50% of the intended aggregate grant date fair value of all equity awards for each Named Executive Officer in the form of stock options and the remaining portion as restricted stock units. The compensation committee believes that weighting the awards in this manner motivates the management team to focus its efforts on increasing the market value of the Company's common stock through the execution of the Company's long-term objectives. The compensation committee determined the inclusion of the restricted stock units in the annual equity awards based on its belief that this would add to the retention effect of the annual equity awards, reward for growth in the market price of the Company's common stock, and permit the Company to use fewer shares in the grant of the annual equity awards than it would in granting annual equity awards that were comprised solely of stock options while retaining a significant portion of compensation as stock options. As stock options are granted at the fair market value of our stock price at the time of grant, we believe that these awards are effective instruments in tying the value of such compensation directly to stock price performance. The stock options used as part of our annual equity awards generally have a ten-year term and vest in equal monthly installments over four years, subject to an equity award holder's continued provision of services to the Company through each applicable vesting date. The restricted stock unit portion of each annual equity award generally vests in equal monthly installments over four years, subject to an equity award holder's continued provision of services to the Company through each applicable vesting date.

For its analysis of the intended aggregate grant date fair value of the equity compensation to be granted to each Named Executive Officer for the year, the compensation committee compared the grant date fair value of the award to those made to executives within the applicable peer group using a Black-Scholes valuation methodology for options that is consistent with the FASB ASC Topic 718 and the grant date fair value for restricted stock units. We believe these comparisons provide important additional context for assessing the competitiveness of our equity-based compensation practices with market practices.

The compensation committee targeted providing each of our Named Executive Officers with equity award grants that were competitive with similar executives at comparable companies. Given the competitive nature of the industry in which we operate, the compensation committee believes equity compensation at this level is generally required to retain our existing Named Executive Officers and to hire new executive officers when and as required.

Other compensation and benefits

Employee stock purchase plan

Participation in the 2014 Employee Stock Purchase Plan ("ESPP") is available to all Named Executive Officers on the same basis as our other employees. However, any Named Executive Officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in the ESPP, are ineligible to participate in the ESPP. Under the ESPP, eligible employees are granted options to purchase shares of our common stock through payroll deductions. The ESPP provides for eighteen-month offering periods, which include three six-month purchase periods. At the end of each purchase period, employees are able to purchase shares at 85% of the lower of the fair market value of our common stock at the beginning of an offering period or the fair market value of our common stock at the end of the purchase period. Since employees who participate in the ESPP have the opportunity to benefit from any appreciation in the value of the Company's common stock due to the execution of the Company's long-term objectives between the beginning of each offering period and end of each purchase period, we believe that offering the ESPP aligns the interests of our broad employee base with the Company's long-term objectives.

Change in control benefits

In fiscal year 2015, our compensation committee adopted a Change in Control Acceleration Plan (the "Acceleration Plan") that provides participants with accelerated vesting of all outstanding and unvested equity awards in the event of the termination of the individual's employment from the Company under specified circumstances following a change in control (a "double trigger"). All Named Executive Officers were provided with the opportunity to participate in the Acceleration Plan; however, participation was not mandatory and executive officers could elect to maintain any existing rights to the accelerated vesting of equity awards in lieu of participating in the Acceleration Plan. However, once an executive officer makes an election to participate in the Acceleration Plan, the acceleration provisions of the Acceleration Plan supersede any other arrangements then in place related to the acceleration of equity awards. Following the adoption of the Acceleration Plan, the compensation committee does not anticipate that new executive officers will be eligible for change in control arrangements other than those provided by the Acceleration Plan.

Our compensation committee (and in periods prior to our initial public offering, our Board) determined that we would provide change in control arrangements to our Named Executive Officers in order to mitigate some of the risk that exists for executives working for a company that is smaller than many of its competitors. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer. We also believe that entering into these arrangements and the level of acceleration provided by such arrangements will help these executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the Company.

Mr. Svane has acceleration provisions pursuant to an agreement that pre-dates the adoption of the Acceleration Plan, and the terms of Mr. Svane's acceleration provisions are consistent with the Acceleration Plan. Ms. Gomez, Mr. McDermott, Mr. Keiser, and Mr. Gennaro are participants in the Acceleration Plan. For quantification of, and additional information regarding, the change in control arrangements of our Named Executive Officers, please see the discussion under "Executive Compensation—Potential Payments Upon Termination or Change in Control."

Welfare and other benefits

We have established a tax-qualified Section 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under this plan, employees may elect to defer their eligible compensation by up to the statutory limit and contribute to the plan. We initiated an employer matching contribution on employee contributions in 2017. For fiscal year 2019, we matched the first 2% of eligible contributions made to the plan by our employees, including our Named Executive Officers. Such matching contributions were immediately and fully vested.

In addition, we provide other employee welfare and benefit programs to our executive officers, including our Named Executive Officers, on the same basis as all of our full-time employees in the country in which they are a resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage.

We design our employee welfare and benefit programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee welfare and benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Other than payments for parking, gifts, and payments of membership fees in certain rewards programs, we do not generally provide perquisites to our executive officers except in limited situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes.

In the future, we may provide other perquisites or personal benefits in certain circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes.

Procedures for determining compensation

Executive compensation decision-making process

Role of the compensation committee and executive officers in compensation decisions

The compensation of our Named Executive Officers is determined by our compensation committee. Our Chief Executive Officer typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of our executive officers, other than himself. Because our Chief Executive Officer is involved in the day-to-day operation of our business, he is able to base his recommendations in part upon his review of the performance of our executive officers. Our compensation committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. Our compensation committee reviews the performance of our Chief Executive Officer and meets in executive session without him to determine his compensation. In addition, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members and our Chief Executive Officer, but also our Chief People Officer and senior members of our legal and people operations teams who may provide information, data, analysis, and updates to our compensation committee.

Role of compensation consultant

The compensation committee has the authority to engage independent advisors to assist it in carrying out its responsibilities. For fiscal year 2019, the compensation committee retained the services of Compensia, Inc., an independent national compensation consulting firm ("Compensia"), to review and advise on the principal aspects of the Company's executive compensation program. The executive compensation program services included providing recommendations regarding the determination of peer group companies, analyzing publicly available compensation data of peer group companies, compensation survey data, and other publicly available data, and reviewing and advising on the target compensation opportunities for our executive officers, including base salaries, performance-based compensation, and long-term incentives. In addition, Compensia also reviewed Board compensation, provided market practices for equity compensation design and developed a compensation risk assessment. The compensation risk assessment included, among other factors, a review of executive compensation, base salary, annual bonuses, sales compensation, equity incentives, and other related categories and did not identify policies or practices likely to have a material adverse effect on the Company. In electing to engage Compensia, the compensation committee took into consideration all factors relevant to Compensia's independence from the Company's management and concluded that no conflict of interest existed that would prevent Compensia from independently advising the compensation committee.

Use of market data and peer group

With the assistance of Compensia, the compensation committee consulted market data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that the compensation committee believes will enable us to compete effectively for new employees and retain existing employees. In general, this market data consists of compensation information from both broad-based third-party compensation surveys and peer groups. The compensation data for fiscal year 2019 consisted of compensation paid by companies in our peer group to executives in positions comparable to those held by our executive officers based on roles and responsibilities.

For the determination of compensation of our Named Executive Officers for fiscal year 2019, our compensation committee considered the following companies as our peer group:

Aspen Technology, Inc.	Guidewire Software, Inc.	Paycom Software, Inc.	RingCentral, Inc.
Box, Inc.	Hubspot, Inc.	Paylocity Holding Corporation	Tableau Software, Inc.
Cornerstone OnDemand, Inc.	LogMeIn, Inc.	Pegasystems Inc.	Twilio, Inc.
DocuSign, Inc.	Medidata Solutions, Inc.	Proofpoint, Inc.	Veeva Systems, Inc.
Ellie Mae, Inc.	New Relic, Inc.	Qualys, Inc.	

Because publicly-filed compensation data is generally limited to those of a company's Chief Executive Officer, Chief Financial Officer, and three most highly paid executive officers (other than the Chief Executive Officer and the Chief Financial Officer), the compensation committee also utilized data from Compensia based on a custom cut of the Radford Global Technology Survey (which is based on the peer group companies with additional similarly sized companies in order to provide sufficient market data for all of the executive positions) in determining the compensation for Mr. McDermott, Mr. Keiser, and Mr. Gennaro.

The compensation committee selected the companies in our peer group and utilized the Radford Global Technology Survey because it believes that these companies compete with us for executive talent and were similar to us in revenue, revenue growth rate, market capitalization, industry, and size. The compensation committee also determined that the companies in the peer group generally have executive officer positions that are comparable to ours in terms of breadth, complexity, and scope of responsibilities.

While we compete for executive talent to some degree with companies that have revenues significantly in excess of those represented in the surveys and peer groups, we believe that the companies represented in the surveys and peer group similarly compete for talent with such larger companies and hence are an appropriate comparison for our employment market. Our compensation committee uses market data as one information point when making compensation decisions, understanding that such data cannot be applied formulaically. The compensation committee used this market data to ensure that no individual element of the total compensation was below a level that, in the determination of the compensation committee, would prevent the Company from effectively competing for talent. In addition to market compensation studies, our compensation committee has historically taken into account other data, including input from the members of the compensation committee based on, among other things, their experience in compensation matters.

The compensation committee reviews the peer group annually and removes companies that it no longer believes are comparable and adds new companies that may now be comparable and have disclosed public information for which the compensation committee can compare. In fiscal year 2019, the compensation committee, based on the recommendations of Compensia, determined to use the following peer group in its review and determination of the compensation for executive officers for the year ending December 31, 2020:

2020 PEER GROUP

Aspen Technology, Inc.	Pegasystems Inc.
Cornerstone OnDemand, Inc.	Pivotal Software, Inc.
DocuSign, Inc.	Proofpoint, Inc.
Dropbox, Inc.	RingCentral, Inc.
Guidewire Software, Inc.	Slack Technologies, Inc.
Hubspot, Inc.	Snap Inc.
New Relic, Inc.	The Trade Desk, Inc.
Okta, Inc.	Twilio, Inc.
Paycom Software, Inc.	Veeva Systems, Inc.
Paylocity Holding Corporation	Zoom Video Communications, Inc.

ADDED TO THE PEER GROUP

Dropbox, Inc.	Snap Inc.
Okta, Inc.	The Trade Desk, Inc.
Pivotal Software, Inc.	Zoom Video Communications, Inc.
Slack Technologies, Inc.	

REMOVED FROM THE PEER GROUP

Box, Inc.	Medidata Solutions, Inc.
Ellie Mae, Inc.	Qualys, Inc.
LogMeIn, Inc.	Tableau Software, Inc.

In reviewing the peer group for appropriateness for the year ending December 31, 2020, or fiscal year 2020, as compared to fiscal year 2019, Ellie Mae, Inc., Medidata Solutions, Inc., and Tableau Software, Inc. were removed from the list of comparable companies because they were acquired and ceased to be public companies. Box, Inc. and LogMeIn, Inc., were removed from the list of comparable companies because during fiscal year 2019, each of their market capitalization was generally no longer comparable to our market capitalization. Qualsys, Inc. was removed from the list of comparable companies because during fiscal year 2019, both its revenue and market capitalization were no longer comparable to our revenue or market capitalization. Dropbox, Inc., Okta, Inc., Pivotal Software, Inc., Slack Technologies, Inc., Snap Inc., The Trade Desk, Inc., and Zoom Video Communications, Inc. were added to the list of peer companies for fiscal year 2020 because of their stronger fit with Zendesk's updated financial profile.

Risks related to compensation policies and practices

As part of its oversight function, our Board, and the compensation committee in particular, along with our management team, considers potential risks when reviewing and approving various compensation plans, including executive compensation. Based on this review, our Board has concluded that such compensation plans, including executive compensation, do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on us or our operations.

Other compensation policies

Stock ownership guidelines

Effective February 1, 2019, we adopted the Executive Officer and Non-Employee Director Stock Ownership Policy, or Stock Ownership Policy, that is applicable to our non-employee directors, Chief Executive Officer, and those employees who have been designated as "officers" for purposes of Section 16 of the Exchange Act. The Stock Ownership Policy requires that non-employee directors hold equity in the Company with a value equal to at least three times the non-employee director's annual Board cash compensation, the Chief Executive Officer own equity in the Company equal to at least three times his annual base salary and that all other covered executives own equity in the Company equal to at least one times his or her annual base salary. The Stock Ownership Policy provides for a phase-in period, which provides that an individual subject to the policy is required to be in compliance with the minimum equity ownership requirement by the first December 31st that occurs following the five-year anniversary of the date on which the non-employee director or Section 16 officer first became subject to the Stock Ownership Policy, or, if later, February 1, 2024. The Stock Ownership Policy also includes certain share retention obligations that apply to officers and directors who have not met the minimum equity ownership requirements by the end of their phase-in date or who cease to hold the minimum equity ownership at any time following such date.

STOCK OWNERSHIP REQUIREMENT

Chief Executive Officer	● ● ●	3x annual base salary
All other Executive Officers	●	1x annual base salary

Compensation "clawback" policy

On February 1, 2019, the Board adopted a policy that gives the Board (or any duly authorized committee of the Board) discretion to require that any of our Company's executive officers, including the named executive officers, repay incentive-based compensation to our Company if the Board (or the committee to which it has delegated authority) determines, in its sole discretion based on relevant facts and circumstances, that the executive officer's intentional misconduct or fraud caused our Company to materially restate all or a portion of its financial statements. The compensation committee believes that the clawback policy reflects good standards of corporate governance and reduces the potential for excessive risk taking by executive officers.

Policy regarding the pricing and timing of equity awards

All equity awards to our employees, including executive officers, and to our directors have been granted at the closing price of our common stock on the NYSE on the date of grant and are reflected in our consolidated financial statements, in accordance with FASB ASC Topic 718, based on such price. While we have not adopted a policy pertaining to the timing of stock option grants to executive officers relative to the timing of the release of material nonpublic information, and do not currently have any plans to implement such a policy, we generally do not grant stock options to executive officers during regularly scheduled quarterly blackout windows or in anticipation of the release of material nonpublic information. We do not time the release of material nonpublic information for the purpose of affecting the value of equity awards or other compensation granted to our executive officers. We believe that the grant of equity awards should be made in the normal course of business, aligning the interests of the stock option recipients with those of the stockholders, rather than seeking to provide an immediate benefit to option recipients through the timing of stock option grants.

Insider trading policy and rule 10b5-1 sales plans

We have an insider trading policy that prohibits our officers, directors, and all other employees from engaging in, among other things, hedging of stock ownership positions and transactions involving derivative securities relating to our common stock. Further, we have an additional policy that prohibits, among other things, officers, directors, and certain other persons from engaging in short sales, the use of our securities as collateral in a margin account, and the pledging of our securities as collateral for loans. Our insider trading policy permits our officers, directors, and employees to enter into trading plans complying with Rule 10b5-1 under the Exchange Act.

Tax considerations

Generally, Section 162(m) of the Code ("Section 162(m)") disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid in any fiscal year to certain specified executive officers. For taxable years beginning before January 1, 2018 (i) these executive officers consisted of a public corporation's chief executive officer and up to three other executive officers (other than the chief financial officer) whose compensation is required to be disclosed to stockholders under the Securities Exchange Act of 1934 because they are our most highly-compensated executive officers and (ii) qualifying "performance-based compensation" was not subject to this deduction limit if specified requirements are met.

Pursuant to the Tax Cuts and Jobs Act of 2017, which was signed into law on December 22, 2017 (the "Tax Act"), for taxable years beginning after December 31, 2017, the remuneration of a public corporation's chief financial officer is also subject to the deduction limit. In addition, subject to certain transition rules (which apply to remuneration provided pursuant to written binding contracts which were in effect on November 2, 2017 and which are not subsequently modified in any material respect), for taxable years beginning after December 31, 2017, the exemption from the deduction limit for "performance-based compensation" is no longer available. Consequently, for fiscal years beginning after December 31, 2017, all remuneration in excess of $1 million paid to a specified executive will not be deductible.

In designing our executive compensation program and determining the compensation of our executive officers, including our Named Executive Officers, the compensation committee considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. However, the compensation committee will not necessarily limit executive compensation to that which is or may be deductible under Section 162(m). The compensation committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its compensation goals.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals, the compensation committee has not adopted a policy that all compensation must be deductible. The compensation committee believes that our stockholders' interests are best served if its discretion and flexibility in awarding compensation is not restricted in order to allow such compensation to be consistent with the goals of our executive compensation program, even though some compensation awards may result in non-deductible compensation expense.

Report of the compensation committee of the Board of Directors

The information contained in this compensation committee report shall not be deemed to be (1) "soliciting material," (2) "filed" with the SEC, (3) subject to Regulations 14A or 14C of the Exchange Act, or (4) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporated by reference in its entirety the proxy statement in which this report appears, except to the extent that Zendesk specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation committee has reviewed and discussed the sections captioned "Compensation Discussion and Analysis" and "Executive Compensation" with management. Based on such review and discussions, the compensation committee recommended to our Board that these "Compensation Discussion and Analysis" and "Executive Compensation" sections be included in this proxy statement for the year ended December 31, 2019.

Compensation Committee

Carl Bass (Chair)
Caryn Marooney
Hilarie Koplow-McAdams
Michael Curtis

Compensation committee interlocks and insider participation

During fiscal year ended December 31, 2019, Messrs. Bass and Curtis and Mmes. Marooney and Koplow-McAdams served as members of the compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

EXECUTIVE COMPENSATION TABLES

Summary compensation table—2019

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to each Named Executive Officer for services rendered in all capacities to the Company for such years.

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Executive Officers								
Mikkel Svane Chief Executive Officer	2019	450,000	–	1,897,693	1,484,179	554,625	22,647[6]	4,409,144
	2018	420,000	–	1,247,400	1,040,312	425,250	170,617	3,303,579
	2017	382,308	–	681,912	957,965	103,525	4,855	2,130,565
Elena Gomez Chief Financial Officer	2019	400,000	–	1,458,073	1,140,354	345,100	32,543[7]	3,376,070
	2018	375,000	–	1,189,650	992,150	303,750	11,982	2,872,532
	2017	350,000	–	303,072	425,762	94,150	7,144	1,180,128
Adrian McDermott President of Products	2019	390,000	–	1,773,134	1,386,762	240,338	34,577[8]	3,824,811
	2018	375,000	–	847,000	706,385	253,125	62,082	2,243,592
	2017	358,846	–	303,072	425,762	95,850	23,551	1,207,081
John T. Keiser Chief Operating Officer	2019	415,000	–	1,458,073	1,140,354	358,041	36,196[9]	3,407,664
	2018	395,000	–	1,128,050	940,776	319,950	64,001	2,847,777
	2017	359,519	–	259,776	1,574,229	99,500	33,625	2,326,649
Norman Gennaro President of Sales	2019	350,000	–	1,143,012	893,946	408,800	35,236[10]	2,830,994
	2018	298,846	100,000	4,429,800	1,688,200	369,962	40,340	6,927,147

[1] Mr. Gennaro joined the Company in January 2018 and therefore was not an Executive Officer for fiscal year 2017.

[2] The amounts reported represent the aggregate grant date fair value of the stock awards granted to the Named Executive Officer in the fiscal years ended December 31, 2017, 2018, and 2019, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards reported in this column are set forth in the notes to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 13, 2020. The amounts reported in this column reflect the accounting cost for these stock awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers upon vesting of the awards.

[3] The amounts reported represent the aggregate grant date fair value of the stock options awarded to the Named Executive Officer in the fiscal years ended December 31, 2017, 2018, and 2019, as applicable, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column for fiscal year 2019 are set forth in the notes to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 13, 2020. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the Named Executive Officers upon exercise of the options.

[4] The amounts reported represent the bonuses paid to the applicable Named Executive Officer pursuant to the Bonus Plan. See the "Executive Compensation Program Elements—Performance-Based Incentives" section under "Compensation Discussion and Analysis" for further discussion of the bonuses paid under the Bonus Plan in fiscal year 2019.

[5] Amounts disclosed in this column include (i) Company contributions made to our Named Executive Officers' 401(k) accounts, which contribution was made to all eligible employees generally, (ii) parking costs (and associated tax gross-up), and (iii) costs associated with a Company-provided credit card (and associated tax gross-up), each as further described in "Compensation Discussion and Analysis—Executive Compensation Program Elements—Welfare and Other Benefits".

(6) This amount includes $7,183 for Company-paid costs of attending an incentive trip for top Company performers and $7,063 for tax gross-ups provided with respect to such costs, consistent with how we treated these benefits for all other employees who attended such event.

(7) This amount includes $8,811 for Company-paid costs of attending an incentive trip for top Company performers and $8,664 for tax gross-ups provided with respect to such costs, consistent with how we treated these benefits for all other employees who attended such event.

(8) This amount includes $11,007 for Company-paid costs of attending an incentive trip for top Company performers and $10,824 for tax gross-ups provided with respect to such costs, consistent with how we treated these benefits for all other employees who attended such event.

(9) This amount includes $10,904 for Company-paid costs of attending an incentive trip for top Company performers and $10,722 for tax gross-ups provided with respect to such costs, consistent with how we treated these benefits for all other employees who attended such event.

(10) This amount includes $9,994 for Company-paid costs of attending an incentive trip for top Company performers and $9,828 for tax gross-ups provided with respect to such costs, consistent with how we treated these benefits for all other employees who attended such event.

Grants of plan-based awards in 2019

The following table sets forth information regarding grants of awards made to our Named Executive Officers during fiscal year 2019.

Name and Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All other Stock Awards: Number of Shares of Stock or Units (#)[2]	All other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)				
Mikkel Svane Chief Executive Officer		90,000	450,000	900,000				
	02/07/2019				25,900			1,897,693
	02/07/2019					51,800	73.27	1,484,179
Elena Gomez Chief Financial Officer		56,000	280,000	560,000				
	02/07/2019				19,900			1,458,073
	02/07/2019					39,800	73.27	1,140,354
Adrian McDermott President of Products		39,000	195,000	390,000				
	02/07/2019				24,200			1,773,134
	02/07/2019					48,400	73.27	1,386,762
John T. Keiser Chief Operating Officer		58,100	290,500	581,000				
	02/07/2019				19,900			1,458,073
	02/07/2019					39,800	73.27	1,140,354
Norman Gennaro President of Sales		70,000	350,000	875,000				
	02/07/2019				15,600			1,143,012
	02/07/2019					31,200	73.27	893,946

(1) These columns represent awards granted under our Bonus Plan for performance in fiscal year 2019. These columns show the awards that were possible at the threshold, target, and maximum levels of performance. At the end of fiscal year 2019, pursuant to the Bonus Plan, the compensation committee approved a payment reflecting the final attainment under the Bonus Plan. See the "Executive Compensation Program Elements—Performance-Based Incentives" section under "Compensation Discussion and Analysis" for further discussion of the bonuses paid under the Bonus Plan in fiscal year 2019. Actual cash incentive awards earned in fiscal year 2019 by the Named Executive Officers under our Bonus Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" above.

(2) The restricted stock units were granted under our 2014 Plan, have a seven-year term, and vest monthly over four years, subject to the Named Executive Officer's continued employment through each applicable vesting date.

(3) The stock options were granted under our 2014 Plan, have a ten-year term, and vest monthly over four years, subject to the Named Executive Officer's continued employment through each applicable vesting date.

Outstanding equity awards at fiscal year-end table—2019

The following table summarizes, for each of the Named Executive Officers, the outstanding equity awards held as of December 31, 2019.

Name and Principal Position	Grant Date	Option Awards[1][2][3][4][5]				Stock Awards[1][2][3][4][5]	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Mikkel Svane	02/13/2014[6][7][8]	1,579,511	—	9.52	02/13/2024		
Chief Executive Officer	02/05/2015[7][9]	232,900	—	24.77	02/05/2025		
	05/06/2016[7][10]	67,186	7,814	23.44	05/06/2026		
	05/09/2017[7][11]	48,824	26,776	27.06	05/09/2027		
	02/08/2018[7][12]	29,699	35,101	38.50	02/08/2028		
	02/07/2019[7][13]	10,791	41,009	73.27	02/07/2029		
	05/06/2016[7][14]					2,605	199,621
	05/09/2017[7][15]					8,926	683,999
	02/08/2018[7][16]					16,876	1,293,208
	02/07/2019[7][17]					19,965	1,529,918
Elena Gomez	05/06/2016[18][19]	105,122	21,878	23.44	05/06/2026		
Chief Financial Officer	05/09/2017[20]	17,699	11,901	27.06	05/09/2027		
	02/08/2018[21]	28,324	33,476	38.50	02/08/2028		
	02/07/2019[22]	8,291	31,509	73.27	02/07/2029		
	05/06/2016[18][23]					14,585	1,117,649
	05/09/2017[24]					3,967	303,991
	02/08/2018[25]					16,094	1,233,283
	02/07/2019[26]					15,340	1,175,504
Adrian McDermott	05/03/2013[27][8]	52,748	—	6.24	05/03/2023		
President of Products	02/13/2014[28][8]	144,698	—	9.52	02/13/2024		
	02/05/2015[29]	125,000	—	24.77	02/05/2025		
	05/06/2016[30]	29,114	3,386	23.44	05/06/2026		
	05/09/2017[31]	21,699	11,901	27.06	05/09/2027		
	02/08/2018[32]	20,166	23,834	38.50	02/08/2028		
	02/07/2019[33]	10,083	38,317	73.27	02/07/2029		
	05/06/2016[34]					1,131	86,669
	05/09/2017[35]					3,967	303,991
	02/08/2018[36]					11,459	878,103
	02/07/2019[37]					18,655	1,429,533

		Option Awards[1][2][3][4][5]				Stock Awards[1][2][3][4][5]	
Name and Principal Position	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
John T. Keiser	05/06/2016[18][19]	188,122	21,878	23.44	05/06/2026		
Chief Operating Officer	05/09/2017[38]	18,599	10,201	27.06	05/09/2027		
	08/11/2017[39]	58,332	41,668	26.29	08/11/2027		
	02/08/2018[40]	26,857	31,743	38.50	02/08/2028		
	02/07/2019[41]	8,291	31,509	73.27	02/07/2029		
	05/06/2016[18][23]					14,585	1,117,649
	05/09/2017[42]					3,401	260,619
	02/08/2018[43]					15,261	1,169,450
	02/07/2019[44]					15,340	1,175,504
Norman Gennaro	01/09/2018[45]	55,103	59,897	35.47	01/09/2028		
President of Sales	02/07/2019[46]	6,499	24,701	73.27	02/07/2029		
	01/31/2018[47]					59,897	4,589,907
	02/07/2019[48]					12,026	921,552

[1] Each equity award was granted pursuant to our 2014 Plan, unless otherwise indicated below. Unless otherwise described in the footnotes below, the equity awards are not immediately exercisable.

[2] Unless otherwise described in the footnotes below, the vesting of each equity award on a vesting date is subject to the equity award holder's provision of service through such vesting date.

[3] Unless otherwise described in the footnotes below, each equity award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments thereafter.

[4] Amounts calculated using the closing market price of a share of the Company's common stock as of December 31, 2019, the last trading day of fiscal year 2019, which was $76.63.

[5] Unless as otherwise described in the footnotes provided herein, this equity award will accelerate in full if, upon a "change in control" (as defined in the Acceleration Plan) of the Company, the Named Executive Officer's employment with us is terminated by us without "cause" (as defined in the Acceleration Plan) or by the Named Executive Officer for "good reason" (as defined in the Acceleration Plan) at any time during the period that ends 12 months following the consummation date of the change in control of the Company.

[6] This stock option to purchase 2,150,000 shares of our common stock vests in 60 equal monthly installments commencing on February 13, 2014, and is immediately exercisable. Mr. Svane transferred 521,889 shares subject to the stock option pursuant to a qualified domestic relations order, in fiscal year 2017.

[7] This equity award will accelerate in full if, upon a "sale event" (as defined in the 2009 Stock Option and Grant Plan (the "2009 Plan") or the 2014 Plan, as applicable) of the Company, Mr. Svane's employment with us is terminated by us without "cause" (with a definition that is consistent with the definition in the Acceleration Plan) or by Mr. Svane for "good reason" (with a definition that is consistent with the definition in the Acceleration Plan) at any time during the period that ends 12 months following the consummation date of the change in control of the Company.

[8] This stock option was granted under our 2009 Plan.

[9] This stock option to purchase 232,900 shares of our common stock vests in 48 equal monthly installments commencing on February 5, 2015.

[10] This stock option to purchase 75,000 shares of our common stock vests in 48 equal monthly installments commencing on May 6, 2016.

[11] This stock option to purchase 75,600 shares of our common stock vests in 48 equal monthly installments commencing on May 9, 2017.

[12] This stock option to purchase 64,800 shares of our common stock vests in 48 equal monthly installments commencing on February 8, 2018.

[13] This stock option to purchase 51,800 shares of our common stock vests in 48 equal monthly installments commencing on February 7, 2019.

[14] This restricted stock unit award for 25,000 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2016.

[15] This restricted stock unit award for 25,200 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2017.

(16) This restricted stock unit award for 32,400 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2018.

(17) This restricted stock unit award for 25,900 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2019.

(18) This inducement award will accelerate in full if, upon a "change in control" (as defined in the Acceleration Plan) of the Company, the Named Executive Officer's employment with us is terminated by us without "cause" (as defined in the Acceleration Plan) or by such Named Executive Officer for "good reason" (as defined in the Acceleration Plan) at any time during the period that ends 12 months following the consummation date of the change in control of the Company.

(19) This stock option award for 210,000 shares was pursuant to an Inducement Option Agreement and vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date of May 2, 2016, and the balance to vest in 36 successive equal monthly installments thereafter.

(20) This stock option to purchase 33,600 shares of our common stock vests in 48 equal monthly installments commencing on May 9, 2017.

(21) This stock option to purchase 61,800 shares of our common stock vests in 48 equal monthly installments commencing on February 8, 2018.

(22) This stock option to purchase 39,800 shares of our common stock vests in 48 equal monthly installments commencing on February 7, 2019.

(23) This restricted stock unit award for 140,000 shares was pursuant to an Inducement RSU Agreement and vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date of May 15, 2016, and the balance to vest in 36 successive equal monthly installments thereafter.

(24) This restricted stock unit award for 11,200 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2017.

(25) This restricted stock unit award for 30,900 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2018.

(26) This restricted stock unit award for 19,900 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2019.

(27) This stock option to purchase 500,000 shares of our common stock vests in 60 equal monthly installments commencing on April 23, 2013, and was immediately exercisable.

(28) This stock option to purchase 250,000 shares of our common stock vests in 60 equal monthly installments commencing on February 13, 2014, and was immediately exercisable.

(29) This stock option to purchase 125,000 shares of our common stock vests in 48 equal monthly installments commencing on February 5, 2015.

(30) This stock option to purchase 32,500 shares of our common stock vests in 48 equal monthly installments commencing on May 6, 2016.

(31) This stock option to purchase 33,600 shares of our common stock vests in 48 equal monthly installments commencing on May 9, 2017.

(32) This stock option to purchase 44,000 shares of our common stock vests in 48 equal monthly installments commencing on February 8, 2018.

(33) This stock option to purchase 48,400 shares of our common stock vests in 48 equal monthly installments commencing on February 7, 2019.

(34) This restricted stock unit award for 10,850 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2016

(35) This restricted stock unit award for 11,200 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2017.

(36) This restricted stock unit award for 22,000 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2018

(37) This restricted stock unit award for 24,200 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2019.

(38) This stock option to purchase 28,800 shares of our common stock vests in 48 equal monthly installments commencing on May 9, 2017.

(39) This stock option to purchase 100,000 shares of our common stock vests in 48 equal monthly installments commencing on August 1, 2017.

(40) This stock option to purchase 58,600 shares of our common stock vests in 48 equal monthly installments commencing on February 8, 2018.

(41) This stock option to purchase 39,800 shares of our common stock vests in 48 equal monthly installments commencing on February 7, 2019.

(42) This restricted stock unit award for 9,600 shares of our common stock vests in 48 equal monthly installments commencing on May 15, 2017.

(43) This restricted stock unit award for 29,300 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2018.

(44) This restricted stock unit award for 19,900 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2019.

(45) This stock option to purchase 115,000 shares vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date of January 2, 2018, and the balance to vest in 36 successive equal monthly installments thereafter.

(46) This stock option to purchase 31,200 shares of our common stock vests in 48 equal monthly installments commencing on February 7, 2019.

(47) This restricted stock unit award for 115,000 shares vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date of January 15, 2018, and the balance to vest in 36 successive equal monthly installments thereafter.

(48) This restricted stock unit award for 15,600 shares of our common stock vests in 48 equal monthly installments commencing on January 15, 2019.

Option exercises and stock vested in 2019

The following table sets forth the number of shares of common stock acquired during fiscal year 2019 by our Named Executive Officers upon the exercise of stock options and the vesting of restricted stock unit awards and the value realized upon such exercise or vesting.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Mikkel Svane Chief Executive Officer	48,600	3,285,459	28,374	2,224,278
Elena Gomez Chief Financial Officer	26,000	1,459,850	50,161	3,949,417
Adrian McDermott President of Products	36,582	2,721,879	21,844	1,681,128
John T. Keiser Chief Operating Officer	—	—	49,369	3,887,006
Norman Gennaro President of Sales	—	—	58,677	4,168,839

(1) The value realized on exercise is the difference between the market price of the shares of the Company's common stock underlying the options when exercised and the applicable exercise price.

(2) The value realized on vesting is determined by multiplying the number of vested restricted stock units by the closing price of the Company's common stock on the day prior to the vesting date.

CEO pay ratio

In the following table, we have disclosed the median employee's annual total compensation, the annual total compensation of Mr. Svane, our chief executive officer ("CEO"), and the ratio between the two.

2019 CEO annual total compensation	$4,409,144
2019 median employee annual total compensation	$ 123,560
Ratio of CEO to median employee compensation	**36:1**

Consistent with applicable rules, we used reasonable estimates both in the methodology used to identify the median employee and in calculating the annual total compensation for employees other than the CEO. Compensation data was gathered for our entire employee population as of December 31, 2019, excluding Mr. Svane, for a trailing 12-month period. We used total 2019 earned compensation, including base salary, incentives, commissions, and stock-based compensation, as the compensation measure that best reflects the compensation of all our employees. In the process of identifying the median employee, we did not make any cost-of-living adjustments. In accordance with SEC rules, after identifying our median employee, the 2019 annual total compensation of the median employee and our CEO were determined using the same methodology that we use to determine our Named Executive Officers' annual total compensation for the Summary Compensation Table.

This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with SEC rules, based on our initial records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Neither the compensation committee nor management of the Company used the CEO pay ratio measure in making compensation decisions.

Employment arrangements

Offer letters and employment agreements

Elena Gomez. On April 6, 2016, we entered into an offer letter with Ms. Gomez for the position of Chief Financial Officer. The offer letter provides for her at-will employment and sets forth her initial base salary, initial target annual performance-based incentive, initial equity award, eligibility to participate in the equity acceleration plan, and eligibility for the Company's benefit plans generally.

Adrian McDermott. On June 16, 2010, we entered into an offer letter with Mr. McDermott for the position of Vice President of Engineering. In October 2016, Mr. McDermott was promoted to our President of Products. The offer letter generally provides for his at-will employment and sets forth his initial base salary, initial equity award, and eligibility for the Company's benefit plans generally.

John T. Keiser. On March 29, 2016, we entered into an offer letter with Mr. Keiser for the position of Chief Information Officer. In August 2017, Mr. Keiser was promoted to our Chief Operating Officer. The offer letter provides for his at-will employment and sets forth his initial base salary, initial target annual performance-based incentive, initial equity award, eligibility to participate in the equity acceleration plan, and eligibility for the Company's benefit plans generally.

Norman Gennaro. On November 26, 2017, we entered into an offer letter with Mr. Gennaro for the position of Senior Vice President, Worldwide Sales. In November 2019, Mr. Gennaro was promoted to our President of Sales. The offer letter provided for his at-will employment and sets forth his initial base salary, initial target annual performance-based incentive, sign-on bonus in the amount of $100,000, initial equity award, eligibility to participate in the equity acceleration provisions, and eligibility for the Company's benefit plans generally.

Potential payments upon termination or change in control

Acceleration of equity awards and severance

Mikkel Svane. In the event of a "sale event" (as defined in the 2009 Plan or the 2014 Plan, as applicable), if Mr. Svane's employment is terminated by us without "cause" or by Mr. Svane for "good reason" (in each case, as defined in the applicable equity award agreement, with definitions consistent with those in the Acceleration Plan) at any time during the period that ends 12 months following the sale event, then 100% of the outstanding and unvested equity awards held by Mr. Svane will be fully accelerated.

Elena Gomez. Pursuant to the provisions of the Acceleration Plan, in the event of a "change in control" (as defined in the Acceleration Plan), if Ms. Gomez's employment is terminated by us without "cause" or by Ms. Gomez for "good reason" (in each case, as defined in the Acceleration Plan) at any time during the period that ends 12 months following the change in control, then 100% of the outstanding and unvested equity awards held by Ms. Gomez will be fully accelerated.

Adrian McDermott. Pursuant to the provisions of the Acceleration Plan, in the event of a "change in control" (as defined in the Acceleration Plan), if Mr. McDermott's employment is terminated by us without "cause" or by Mr. McDermott for "good reason" (in each case, as defined in the Acceleration Plan) at any time during the period that ends 12 months following the change in control, then 100% of the outstanding and unvested equity awards held by Mr. McDermott will be fully accelerated.

John T. Keiser. Pursuant to the provisions of the Acceleration Plan, in the event of a "change in control" (as defined in the Acceleration Plan), if Mr. Keiser's employment is terminated by us without "cause" or by Mr. Keiser for "good reason" (in each case, as defined in the Acceleration Plan) at any time during the period that ends 12 months following the change in control, then 100% of the outstanding and unvested equity awards held by Mr. Keiser will be fully accelerated.

Norman Gennaro. Pursuant to the provisions of the Acceleration Plan, in the event of a "change in control" (as defined in the Acceleration Plan), if Mr. Gennaro's employment is terminated by us without "cause" or by Mr. Gennaro for "good reason" (in each case, as defined in the Acceleration Plan) at any time during the period that ends 12 months following the change in control, then 100% of the outstanding and unvested equity awards held by Mr. Gennaro will be fully accelerated.

Value of potential payments upon termination or change in control

PAYMENT ON QUALIFYING TERMINATION IN CONNECTION WITH CHANGE IN CONTROL ($)[1]

Name	Value of Accelerated Stock Options ($)[2]	Value of Accelerated Restricted Stock Units ($)[3]	Total ($)
Mikkel Svane Chief Executive Officer	3,219,104	3,706,746	6,925,850
Elena Gomez Chief Financial Officer	3,135,934	3,830,427	6,966,361
Adrian McDermott President of Products	1,807,569	2,698,296	4,505,865
John T. Keiser Chief Operating Officer	5,083,153	3,723,222	8,806,375
Norman Gennaro President of Sales	2,548,356	5,511,459	8,059,815

[1] A qualifying event for a Named Executive Officer is deemed to occur when the conditions set forth in the section "Potential Payments upon Termination or Change in Control—Acceleration of Equity Awards" have been met.

[2] Based on a common stock price of $76.63, equal to the closing market price of the Company's common stock on December 31, 2019, the last trading day of fiscal year 2019, less the applicable exercise price for each option for which vesting would have been accelerated.

[3] Based on a common stock price of $76.63, equal to the closing market price of the Company's common stock on December 31, 2019, the last trading day of fiscal year 2019, for each Restricted Stock Unit for which vesting would have been accelerated.

Equity compensation plan information

The table below presents information as of December 31, 2019 for our compensation plans under which our equity securities are authorized for issuance.

Plan Category	(a) Number of common stock to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights[1]	(c) Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by stockholders[2]	10,005,014	$24.12	15,947,976
Equity compensation plans not approved by stockholders[3]	358,338	$23.44	—
Total	10,363,352	$24.08	15,947,976

[1] The weighted-average exercise price is calculated based solely on outstanding stock options. It does not reflect the shares that will be issued in connection with the settlement of restricted stock units, since restricted stock units have no exercise price.

[2] Includes our 2009 Plan, 2014 Plan, and ESPP. Our 2014 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2015, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by the lesser of 1,500,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. On January 1, 2020, the number of shares available for issuance under our 2014 Plan and our ESPP increased by 5,653,967 shares and 1,130,793 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

[3] Consists of awards granted outside of our 2014 Plan and intended to qualify as "employment inducement awards" within the meaning of Section 303A.08 of the New York Stock Exchange Listed Company Manual.

Pension benefits

Aside from our 401(k) plan, which is described below, we do not maintain any pension plan or arrangement under which our Named Executive Officers are entitled to participate or receive post-retirement benefits.

Non-qualified deferred compensation

We do not maintain any non-qualified deferred compensation plans or arrangements under which our Named Executive Officers are entitled to participate.

Section 401(k) plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual statutory limits. For fiscal year 2019, we matched the first 2% of eligible contributions made to the plan by our employees, including our Named Executive Officers. Such matching contributions were immediately and fully vested. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Selection of independent registered public accounting firm

Audit fees

The following table sets forth the fees billed or expected to be billed by Ernst & Young LLP for audit, audit-related, tax, and all other services rendered for 2019 and 2018 (in thousands):

Fee Category	2019 ($)	2018 ($)
Audit Fees	3,035	2,927
Audit-Related Fees	275	310
Tax Fees	760	422
All Other Fees	7	2
Total Fees	4,077	3,661

Consist of aggregate fees for professional services provided in connection with the annual audits of our consolidated financial statements and internal control over financial reporting, the review of our quarterly condensed consolidated financial statements, and fees related to accounting matters that were addressed during the annual and quarterly review. This category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

Audit-related fees

Consist of aggregate fees for professional services related to Statement on Standards for Attestation Engagements ("SSAE") No. 16, and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under "Audit Fees."

Tax fees

Consist of aggregate fees for tax compliance and consultation services.

All other fees

Consist of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above, which include subscription fees paid for access to online accounting research software applications and data.

Policy on audit committee pre-approval of audit and permissible non-audit services of independent registered public accounting firm

We have adopted a policy under which the audit committee must pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm. As part of its review, the audit committee also considers whether the categories of pre-approved services are consistent with the rules on accountant independence of the SEC and the Public Company Accounting Oversight Board. The audit committee has pre-approved all services performed since the pre-approval policy was adopted.

Report of the audit committee of the Board of Directors

The information contained in this audit committee report shall not be deemed to be (1) "soliciting material," (2) "filed" with the SEC, (3) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (4) subject to the liabilities of Section 18 of the Exchange Act. No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Zendesk specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of our Board. The audit committee consists of the three directors whose names appear below. None of the members of the audit committee is an officer or employee of Zendesk, and our Board has determined that each member of the audit committee is "independent" for audit committee purposes as that term is defined under Rule 10A-3 of the Exchange Act, and the applicable NYSE rules. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE.

The audit committee's general role is to assist our Board in monitoring our financial reporting process and related matters. Its specific responsibilities are set forth in its charter.

The audit committee has reviewed the Company's audited consolidated financial statements for fiscal year 2019 and met with management, as well as with representatives of Ernst & Young LLP, the Company's independent registered public accounting firm, to discuss the audited consolidated financial statements. The audit committee also discussed with members of Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and Commission.

In addition, the audit committee received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with members of Ernst & Young LLP its independence.

Based on these discussions, the financial statement review, and other matters it deemed relevant, the audit committee recommended to our Board that the Company's audited consolidated financial statements for fiscal year 2019 be included in its Annual Report on Form 10-K for 2019.

Audit Committee

Thomas Szkutak (Chair)
Michelle Wilson
Michael Frandsen

PROPOSAL ONE: ELECTION OF DIRECTORS

Number of directors; Board structure

Our Board is divided into three staggered classes of directors. One class is elected each year at the annual meeting of stockholders for a term of three years. The term of the Class III directors expires at the Annual Meeting, the term of the Class I directors expires at the 2021 annual meeting, and the term of the Class II directors expires at the 2022 annual meeting. Following re-election of a director, such director is expected to hold office for a three-year term or until the election and qualification of his or her successor in office. On October 24, 2019, one of our Class I directors, Caryn Marooney notified our Board of her intent to resign as a Class I director, effective upon the conclusion of the Annual Meeting. Ms. Marooney's decision not to stand for reelection is not a result of any disagreement with us on any matter relating to our operations, policies, or practices. Effective upon Ms. Marooney's resignation, the Board approved a decrease in the size of the Board from eight (8) to seven (7), and a decrease in the size of the Class I directors from three (3) to two (2).

Nominees

Our Board has nominated each of Michael Curtis and Mikkel Svane for election as a Class III director of the Company, to hold office until the 2023 annual meeting of stockholders or until his successor is duly elected and qualified, subject to his earlier resignation or removal.

Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received "**FOR**" the election of each nominee. If any nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by the present Board. In the alternative, the proxies may vote only for the remaining nominee, leaving a vacancy on our Board. Our Board may fill such vacancy at a later date or reduce the size of our Board. Each of the nominees is a current member of our Board and has consented to serve if elected, and we have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.

01

Recommendation of our Board

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NOMINEES.

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have appointed Ernst & Young LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2020, and we are asking you and other stockholders to ratify this appointment. Ernst & Young LLP served as our independent registered public accounting firm during our fiscal year ended December 31, 2019.

The audit committee annually reviews the independent registered public accounting firm's independence, including reviewing all relationships between the independent registered public accounting firm and us and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and the independent registered public accounting firm's performance. As a matter of good corporate governance, our Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. A majority of the votes properly cast is required in order to ratify the appointment of Ernst & Young LLP. In the event that a majority of the votes properly cast do not ratify this appointment of Ernst & Young LLP, we will review our future appointment of Ernst & Young LLP.

We expect that a representative of Ernst & Young LLP will attend the Annual Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

02

Recommendation of our Board

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020.

PROPOSAL THREE: NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Exchange Act requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, not less frequently than once every three years, the compensation of our Named Executive Officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. As described in detail under the heading "Compensation Discussion and Analysis," we seek to closely align the interests of our Named Executive Officers with the interests of our stockholders.

Our compensation programs are designed to reward our Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

Stockholders are urged to read the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this proxy statement, which discuss how our executive compensation policies and procedures implement our compensation philosophy and contain tabular information and narrative discussion about the compensation of our Named Executive Officers. Our Board and the compensation committee believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our compensation program goals.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on the Company, our Board, or the compensation committee. To the extent there is any significant vote against our Named Executive Officer compensation as disclosed in this proxy statement, the compensation committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> **RESOLVED**, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables, is hereby APPROVED.

03

Recommendation of our Board

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

INFORMATION ABOUT STOCK OWNERSHIP

Security ownership of certain beneficial owners and management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 23, 2020, for:

- each of our Named Executive Officers;
- each of our directors;
- all of our directors and executive officers as a group; and
- each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. We have deemed shares of our common stock subject to options and restricted stock units outstanding as of March 23, 2020 that were exercisable or issuable or will become exercisable or issuable within 60 days of March 23, 2020 to be outstanding and to be beneficially owned by the person holding the option or restricted stock unit for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock on 113,970,777 shares of our common stock outstanding as of March 23, 2020.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zendesk, Inc., 1019 Market Street, San Francisco, California 94103.

Named Executive Officers and Directors:	Shares of Record	Ownership %
Mikkel Svane[1]	3,179,927	2.8%
Elena Gomez[2]	218,759	*
Adrian McDermott[3]	502,630	*
John T. Keiser[4]	390,103	*
Norman Gennaro[5]	104,603	*
Carl Bass[6]	71,136	*
Michael Curtis[7]	1,123	*
Michael Frandsen[8]	8,569	*
Hilarie Koplow-McAdams[9]	7,289	*
Caryn Marooney[10]	100,228	*
Thomas Szkutak[11]	2,553	*
Michelle Wilson[12]	115,790	*
All directors and executive officers as a group (15 persons)[13]	**4,975,063**	**4.3%**
Other 5% or Greater Stockholders		
T. Rowe Price Associates, Inc.[14]	13,330,539	11.7%
Vanguard[15]	10,250,732	9.0%
Blackrock, Inc.[16]	7,009,135	6.1%

*   Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)   Consists of (i) 1,076,135 shares held of record, (ii) 96,000 shares held of record by the Svane Family Foundation, (iii) 2,001,639 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iv) 6,153 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(2)   Consists of (i) 17,595 shares held of record, (ii) 191,659 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) 9,505 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(3)   Consists of (i) 81,730 shares held of record, (ii) 417,240 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) 3,660 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(4)   Consists of (i) 33,355 shares held of record, (ii) 347,783 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) 8,965 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(5)   Consists of (i) 19,069 shares held of record, (ii) 79,277 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) 6,257 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(6)   Consists of (i) 21,136 shares held of record, (ii) 50,000 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(7)   Consists of (i) 1,123 shares held of record, and (ii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(8)   Consists of (i) 8,569 shares held of record, and (ii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(9)   Consists of (i) 7,289 shares held of record, and (ii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(10)   Consists of (i) 51,704 shares held of record, (ii) 48,524 shares subject to outstanding options which are exercisable within 60 days of March 23, 2020, and (iii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(11)   Consists of (i) 2,553 shares held of record, and (ii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(12)   Consists of (i) 115,790 shares held of record, and (ii) zero shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(13)   Consists of (i) 1,587,652 shares held of record by our current directors and executive officers, (ii) 3,342,608 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of March 23, 2020, and (iii) 44,803 shares issuable within 60 days of March 23, 2020 upon the vesting of restricted stock units.

(14)   Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2020 by T. Rowe Price Associates, Inc., or T. Rowe. T. Rowe beneficially owned 13,330,539 shares, with sole voting power over 3,366,571 shares and sole dispositive power over 13,330,539 shares. T. Rowe's address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(15)   Based on the most recently available Schedule 13G/A filed with the SEC on February 12, 2020 by The Vanguard Group. The Vanguard Group, an investment adviser, beneficially owned 10,250,732 shares, with sole voting power over 64,011 shares, shared voting power over 22,992 shares, sole dispositive power over 10,178,554 shares, and shared dispositive power over 72,178 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 49,186 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 37,817 shares as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(16)   Based on the most recently available Schedule 13G filed with the SEC on February 10, 2020 by BlackRock, Inc., BlackRock, Inc. beneficially owned 7,009,135 shares, with BlackRock, Inc. having sole voting power over 6,570,951 shares, and sole dispositive power over 7,009,135 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such reports.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING OF STOCKHOLDERS

Our Board solicits your proxy on our behalf for the 2020 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment, continuation, or postponement of the Annual Meeting for the purposes set forth in this proxy statement for our 2020 Annual Meeting of Stockholders (the "Proxy Statement") and the accompanying Notice of 2020 Annual Meeting of Stockholders. The Annual Meeting will be held virtually on May 19, 2020 at 2:00 p.m. Pacific Time. You can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/ZEN2020, where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our 2019 Annual Report to Stockholders (the "2019 Annual Report") is first being mailed on or about April 6, 2020 to all stockholders entitled to vote at the Annual Meeting.

In this Proxy Statement, the terms "Zendesk," "the Company," "we," "us," and "our" refer to Zendesk, Inc. and its subsidiaries. The mailing address of our principal executive offices is Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103.

Record Date
March 23, 2020.

Quorum
A majority of the shares of all issued and outstanding stock entitled to vote on the Record Date must be present at the virtual Annual Meeting or represented by proxy to constitute a quorum.

Shares Outstanding
113,970,777 shares of common stock outstanding as of the Record Date.

Voting
There are four ways a stockholder of record can vote:

(1) directly at the Annual Meeting—any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/ZEN2020, where stockholders may vote and submit questions during the Annual Meeting. The meeting starts at 2:00 p.m. Pacific Time. Please have your 16-Digit Control Number to join the Annual Meeting;

(2) via the Internet at www.proxyvote.com;

(3) by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on May 18, 2020. Please have your 16-Digit Control Number when you call; or

(4) by completing, signing, dating, and mailing your proxy card. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you instruct.

In order to be counted, proxies submitted by telephone or Internet must be received by 11:59 p.m. Eastern Time on May 18, 2020. Proxies submitted by U.S. mail must be received before the start of the Annual Meeting.

If you hold your shares through a bank or broker, please follow their instructions.

Revoking Your Proxy
Stockholders of record may revoke their proxies by attending and voting at the virtual Annual Meeting (although attendance at the virtual Annual Meeting will not, by itself, revoke a proxy), by filing an instrument in writing revoking the proxy, by filing another duly executed proxy bearing a later date with our Secretary before the vote is counted, or by voting again using the telephone or Internet before the cutoff time (your latest telephone or Internet proxy is the one that will be counted). If you hold shares through a bank or broker, you may revoke any prior voting instructions by contacting that firm.

Votes Required to Adopt Proposals

Each share of our common stock outstanding on the Record Date is entitled to one vote on any proposal presented at the Annual Meeting:

For Proposal One, the affirmative vote of the majority of the votes properly cast is required for the election of each nominee to the Board. This means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee. If the votes cast for any nominee do not exceed the votes cast against the nominee, the Board will consider whether to accept or reject such director's resignation, which is tendered to the Board pursuant to our corporate governance guidelines.

For Proposal Two, the affirmative vote of the majority of the votes properly cast is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020. This means that the number of shares voted "for" this proposal must exceed the number of shares voted "against" this proposal.

For Proposal Three, the affirmative vote of the majority of the votes properly cast is required in order for our stockholders to approve the compensation of our Named Executive Officers. This means that the number of shares voted "for" this proposal must exceed the number of shares voted "against" this proposal. Since this proposal is an advisory vote, the result will not be binding on our Board, the compensation committee of our Board, or the Company. Our Board and the compensation committee will consider the outcome of the vote when determining the compensation of our Named Executive Officers.

Effect of Abstentions and Broker Non-Votes

Abstentions, and "broker nonvotes" (i.e., where a broker has not received voting instructions from the beneficial owner and for which the broker does not have discretionary power to vote on a particular matter) are counted as present for purposes of determining the presence of a quorum. Abstentions are not considered votes cast for Proposal One, Proposal Two or Proposal Three, and will have no effect on the votes for these proposals.

Under the rules that govern brokers holding shares for their customers, brokers who do not receive voting instructions from their customers have the discretion to vote uninstructed shares on routine matters, but do not have discretion to vote such uninstructed shares on non-routine matters. Only Proposal Two, the ratification of the appointment of Ernst & Young LLP, is considered a routine matter where brokers are permitted to vote shares held by them without instruction. If your shares are held through a broker, those shares will not be voted with regard to Proposal One or Proposal Three unless you affirmatively provide the broker instructions on how to vote. Broker non-votes also will have no effect on the outcome of Proposal One or Proposal Three.

Voting Instructions

If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit proxy voting instructions but do not direct how your shares should be voted on each item, the persons named as proxies will vote "**FOR**" the election of the nominees for director, "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm, and "**FOR**" the non-binding advisory vote to approve the compensation of our Named Executive Officers. The persons named as proxies will vote on any other matters properly presented at the Annual Meeting in accordance with their best judgment, although we have not received timely notice of any other matters that may be properly presented for voting at the Annual Meeting.

Voting Results

We will announce preliminary results at the Annual Meeting. We will report final results by filing a Form 8-K within four business days after the Annual Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Notice of Internet Availability of Proxy Materials

In accordance with the rules of the Securities and Exchange Commission (the "SEC"), we have elected to furnish our proxy materials, including this Proxy Statement and the 2019 Annual Report, primarily via the Internet. On or about April 6, 2020, we mailed to our stockholders a "Notice of Internet Availability of Proxy Materials" (the "Notice") that contains instructions on how to access our proxy materials on the Internet, how to vote at the virtual meeting, and how to request printed copies of the proxy materials and 2019 Annual Report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

Additional Solicitation/Costs

We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning, and tabulating the Notice and proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

PROCEDURES FOR SUBMITTING STOCKHOLDER PROPOSALS

Requirements for stockholder proposals to be brought before the annual meeting

Our amended and restated bylaws provide that, for nominations of persons for election to our Board or other proposals to be considered at an annual meeting of stockholders, a stockholder must give written notice to our Secretary at Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103, not later than the close of business 90 days, nor earlier than the close of business 120 days, prior to the first anniversary of the date of the preceding year's annual meeting. Since our Annual Meeting is being held virtually on May 19, 2020, stockholder proposals must be received by our Secretary at our principal executive offices no earlier than January 19, 2021 and no later than February 18, 2021, in order to be raised at our 2021 annual meeting of stockholders. However, our amended and restated bylaws also provide that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Any nomination must include all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors in election contests or is otherwise required under Regulation 14A of the Exchange Act, the person's written consent to be named in the proxy statement and to serve as a director if elected, and such information as we might reasonably require to determine the eligibility of the person to serve as a director. As to other business, the notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of such stockholder (and the beneficial owner) in the proposal. The proposal must be a proper subject for stockholder action. In addition, to make a nomination or proposal, the stockholder must be of record at the time the notice is made and must provide certain information regarding itself (and the beneficial owner), including the name and address, as they appear on our books, of the stockholder proposing such business, the number of shares of our capital stock which are, directly or indirectly, owned beneficially or of record by the stockholder proposing such business or its affiliates or associates (as defined in Rule 12b-2 promulgated under the Exchange Act) and certain additional information. You are also advised to review our amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Requirements for stockholder proposals to be considered for inclusion in the Company's proxy materials

In addition to the requirements stated above, any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2021 annual meeting of stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than December 7, 2020. Such proposals must be delivered to our Secretary, c/o Zendesk, Inc., 1019 Market Street, San Francisco, CA 94103.

TRANSACTION OF OTHER BUSINESS

Our Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

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